Form 10-K, Exhibit 13
period 2007-12-31
UNITY HOLDINGS INC
filed 2008-03-27
CIK 1054929

UNITY HOLDINGS, INC. AND SUBSIDIARY CONSOLIDATED FINANCIAL REPORT DECEMBER 31, 2007

April 11, 2008

Dear Valued Shareholder:

I am pleased to report to you our performance for the year ended December 31, 2007.  For 2007, we continued our favorable trends that we expect to deliver on a consistent basis.  Our earnings continued to grow.  Market share in new and existing markets saw increases.  The trading price on our stock ended the year higher than where it began, and book value continued to rise.  The Company's financial performance continues to add value to your investment.

Our success in our various northwest Georgia markets indicate a demand for a banking experience that combines "high-touch" service with strong professionalism.  We have met the challenge by offering the latest in bank technology, such as remote deposit capture, streamlined ACH payment services, and an extensive ATM network with no fees.  Total assets at year end of over $300 million represented $35.3 million in growth over 2006 levels.  Basic earnings per share for 2007 were $2.64 compared to $2.01 for 2006.  Book value grew to $19.11 per share in 2007 from $17.27 in 2006.

The current year has begun with a slowing economy and instability in our markets.  We remain diligent in managing our credit quality and loan losses during these turbulent times.  We ended 2007 with an extensive review of certain areas of concern and have identified areas of weakness that will require further monitoring.  We believe our loss experience will be less than our peers, as it has been throughout the history of the Bank.

The year 2008 marks our 10th anniversary of providing exceptional banking products and services.  Your active participation in the ongoing history of Unity Holdings, Inc. is always encouraged.  We urge you to bank with us and meet our friendly, experienced staff.  The Board, staff, and I stand ready to serve your shareholder and banking needs.  I urge you to review the following report for a thorough explanation of our financial performance, please make plans to attend the Annual Meeting of Shareholders on May 21, 2008.

Sincerely,

Michael L. McPherson,

President & CEO

LOCATIONS
MAIN OFFICE 950 Joe Frank Harris Parkway Cartersville, GA 30121	ADAIRSVILLE 7450 Adairsville Highway, NW Adairsville, GA 30103	ROME 42 Three Rivers Drive Rome, GA 30161

HENDERSON DRIVE 601 Henderson Drive Cartersville, GA 30120	CALHOUN 150 W.C. Bryant Parkway Calhoun, GA 30701	OPERATIONS CENTER 34 Center Road Cartersville, GA 30121

DIRECTORS
JERRY W. BRADEN Chairman	KENNETH R. BISHOP	DONALD D. GEORGE	JOHN S. LEWIS

SAM R. McCLESKEY	MICHAEL L. MCPHERSON	STEPHEN A. TAYLOR	B. DON TEMPLES
EXECUTIVE OFFICERS
MICHAEL L. MCPHERSON President and Chief Executive Officer

W. STEWART GRIGGS Executive Vice President Senior Loan Officer		ELI D. MULLIS Senior Vice President Chief Financial Officer

MAIN OFFICE - CARTERSVILLE
KIMBERLY ABERNATHY Vice President Human Resources	CONNIE MITCHELL-WHITE Vice President Retail Division Officer
RICK HUGHES Vice President Lending Manager	DONA WISNOM Vice President Lending Officer
TERESA BROWN Retail Banking Officer	APRIL HARBIN Business Development Officer
JEREMY SMITH Lending Officer	ANDREW WINKLER Lending Officer

HENDERSON DRIVE - CARTERSVILLE
RICK KOLLHOFF Vice President Senior Officer	JOE LYNCH Collections Officer

ADAIRSVILLE
MICHAEL SMITH Vice President Senior Officer	BRYAN SHEALY Lending Officer

ROME
JOHN GRAHAM Vice President Senior Officer	MIKE STOVER Vice President Lending Officer

CALHOUN
STANLEY TAYLOR Vice President Senior Officer	MARTHA DARBY Vice President Lending Officer

OPERATIONS

MICHELLE BAILEY Vice President Loan Operations	CHRISTIE McLAUGHLIN Vice President Deposit Operations
BRANDON ADAMS Accounting Officer	JEFF STARKE Technology Officer
HAZEL D. TEMPLES BSA Officer

UNITY HOLDINGS, INC.

AND SUBSIDIARY

CONSOLIDATED FINANCIAL REPORT

DECEMBER 31, 2007

TABLE OF CONTENTS
Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS

Consolidated balance sheets	2
Consolidated statements of income	3
Consolidated statements of comprehensive income	4
Consolidated statements of stockholders' equity	5
Consolidated statements of cash flows	6
Notes to consolidated financial statements	7-27
Selected Financial Data	28
Management's Discussion and Analysis of Financial Condition and Results of Operations	29-43

MAULDIN & JENKINS

Certified Public Accountants, LLC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors

Unity Holdings, Inc.

Cartersville, Georgia

We have audited the accompanying consolidated balance sheets of Unity Holdings, Inc. and subsidiary as of December 31, 2007 and 2006, and the related consolidated statements of income, comprehensive income, stockholders' equity and cash flows for the years then ended.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Unity Holdings, Inc. and subsidiary as of December 31, 2007 and 2006, and the results of their operations and their cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

MAULDIN & JENKINS, LLC

Atlanta, Georgia

March 27, 2008

UNITY HOLDINGS, INC.
AND SUBSIDIARY
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2007 AND 2006

	2007	2006
Assets
Cash and due from banks	$6,311,833	$4,972,107
Interest-bearing deposits in banks	155,862	247,787
Federal funds sold	3,898,000	-
Securities available for sale	26,669,876	19,815,125
Restricted equity securities, at cost	2,138,278	2,539,778
Loans	243,029,718	224,117,346
Less allowance for loan losses	3,280,508	2,791,343
Loans, net	239,749,210	221,326,003
Premises and equipment	11,416,651	11,813,161
Other assets	11,661,809	5,858,825
TOTAL ASSETS	$302,001,519	$266,572,786

Liabilities, Redeemable Common Stock and Stockholders' Equity
Deposits
Noninterest-bearing	$17,587,778	$17,004,652
Interest-bearing	236,795,724	192,478,878
Total deposits	254,383,502	209,483,530
Other borrowings	22,250,000	33,850,000
Guaranteed subordinated debentures	3,093,000	3,093,000
Other liabilities	1,468,872	2,042,080
TOTAL LIABILITIES	281,195,374	248,468,610

Commitments and contingencies

Redeemable common stock held by KSOP	662,490	506,046

Stockholders' equity
Preferred stock, par value $.01; 10,000,000 shares
authorized; none issued
Common stock, par value $.01; 10,000,000 shares authorized;
987,557 and 990,030 issued and outstanding, respectively	9,876	9,900
Capital surplus	10,137,494	10,166,421
Retained earnings	9,948,751	7,496,033
Accumulated other comprehensive income (loss)	47,534	(74,224)
Total stockholders' equity	20,143,655	17,598,130
TOTAL LIABILITIES, REDEEMABLE COMMON STOCK
AND STOCKHOLDERS' EQUITY	$302,001,519	$266,572,786

See Notes to Consolidated Financial Statements.

UNITY HOLDINGS , INC.
AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF INCOME
YEARS ENDED DECEMBER 31, 2007 AND 2006

	2007	2006
Interest income
Loans	$21,268,477	$17,829,224
Taxable securities	1,017,237	807,764
Nontaxable securities	257,792	238,694
Federal funds sold	239,419	58,233
Interest-bearing deposits in banks	46,586	7,879
Total interest income	22,829,511	18,941,794

Interest expense
Deposits	9,992,481	7,574,093
Borrowings	1,815,949	1,392,427
Total interest expense	11,808,430	8,966,520

Net interest income	11,021,081	9,975,274
Provision for loan losses	737,776	461,500
Net interest income after provision for loan losses	10,283,305	9,513,774

Other income
Service charges on deposit accounts	1,145,051	896,143
Mortgage loan fees	388,704	546,499
Other operating income	582,086	176,957
Total other income	2,115,841	1,619,599

Other expenses
Salaries and employee benefits	4,972,229	4,568,849
Equipment and occupancy expenses	1,124,954	1,056,914
Loss on sale of securities available for sale	-	21,423
Other operating expenses	2,362,423	2,477,776
Total other expenses	8,459,606	8,124,962

Income before income taxes	3,939,540	3,008,411
Income tax expense	1,330,378	1,010,511
NET INCOME	$2,609,162	$1,997,900

Basic earnings per share	$2.64	$2.01
Diluted earnings per share	$2.32	$1.79

See Notes to Consolidated Financial Statements.

UNITY HOLDINGS, INC.
AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
YEARS ENDED DECEMBER 31, 2007 AND 2006

	2007	2006

Net income	$2,609,162	$1,997,900

Other comprehensive income:
Unrealized holding gains on securities available for sale:

Unrealized holding gains on securities arising during period,
net of tax of $62,725 and 38,576, respectively	121,758	74,626

Reclassification adjustment for losses realized in net income,
net of benefit of $0 and $7,196, respectively.	-	14,227

Other comprehensive income	121,758	88,853

Comprehensive income	$2,730,920	$2,086,753

See Notes to Consolidated Financial Statements.

UNITY HOLDINGS, INC.
AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 2007 AND 2006

					Accumulated
					Other	Total
	Common Stock		Capital	Retained	Comprehensive	Stockholders'
	Shares	Par Value	Surplus	Earnings	Income (Loss)	Equity

Balance, December 31, 2005	1,014,510	10,145	10,847,421	5,897,630	(163,077)	16,592,119
Net income	-	-	-	1,997,900	-	1,997,900
Exercise of stock options	5,800	58	61,942	-	-	62,000
Adjustment for shares owned
by KSOP	-	-	-	(399,497)	-	(399,497)
Retirement of common stock	(30,280)	(303)	(789,322)	-	-	(789,625)
Stock compensation	-	-	46,380	-	-	46,380
Other comprehensive income	-	-	-	-	88,853	88,853
Balance, December 31, 2006	990,030	9,900	10,166,421	7,496,033	(74,224)	17,598,130
Net income	-	-	-	2,609,162	-	2,609,162
Adjustment for shares owned
by KSOP	-	-	-	(156,444)	-	(156,444)
Retirement of common stock	(2,473)	(24)	(74,165)	-	-	(74,189)
Stock compensation	-	-	45,238	-	-	45,238
Other comprehensive income	-	-	-	-	121,758	121,758
Balance, December 31, 2007	987,557	$9,876	$10,137,494	$9,948,751	$47,534	$20,143,655

See Notes to Consolidated Financial Statements.

UNITY HOLDINGS, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2007 AND 2006
	2007	2006
OPERATING ACTIVITIES
Net income	$2,609,162	$1,997,900
Adjustments to reconcile net income to net
cash provided by operating activities:
Depreciation	598,451	540,800
Provision for loan losses	737,776	461,500
Deferred income taxes	(163,892)	(211,399)
Loss on sale of securities available for sale	-	21,423
Loss on disposal of fixed assets	847	-
Gain on sale of other real estate	(224,110)	(43,063)
Increase in interest receivable	(241,436)	(416,412)
Increase in interest payable	73,188	164,320
Stock compensation expense	45,238	46,380
Net other operating activities	(335,941)	285,964
Net cash provided by operating activities	3,099,283	2,847,413

INVESTING ACTIVITIES
Net (increase) decrease in interest-bearing deposits in banks	91,925	(115,705)
Purchases of securities available for sale	(7,974,204)	(3,151,575)
Proceeds from sales of securities available for sale	-	1,478,125
Proceeds from maturities\calls of securities available for sale	1,290,892	851,306
Redemption of restricted equity securities	1,064,500	332,800
Purchases of restricted equity securities	(663,000)	(607,500)
Net (increase) decrease in federal funds sold	(3,898,000)	725,000
Net increase in loans	(21,664,911)	(29,419,393)
Purchase of cash surrender value life insurance	(3,200,000)	-
Proceeds from sale of other real estate owned	508,246	843,188
Purchase of premises and equipment	(202,788)	(2,951,761)
Net cash used in investing activities	(34,647,340)	(32,015,515)

FINANCING ACTIVITIES
Net increase in deposits	44,899,972	26,164,577
Net (decrease) increase in federal funds purchased	(338,000)	338,000
Proceeds from other borrowings	19,350,000	29,250,000
Repayments of other borrowings	(30,950,000)	(24,650,000)
Purchase of common stock	(74,189)	(1,147,310)
Proceeds from sale of common stock	-	357,686
Proceeds from exercise of stock options	-	62,000
Net cash provided by financing activities	32,887,783	30,374,953

Net increase in cash and due from banks	1,339,726	1,206,851
Cash and due from banks at beginning of period	4,972,107	3,765,256
Cash and due from banks at end of period	$6,311,833	$4,972,107

SUPPLEMENTAL DISCLOSURES
Cash paid during the period for:
Interest	$11,735,242	$8,802,200
Income taxes	$1,513,234	$1,193,511

NONCASH TRANSACTIONS
Loans transferred to other real estate owned	$4,290,624	$786,059
Financed sales of other real estate owned	$1,786,696	$-

See Notes to Consolidated Financial Statements.

UNITY HOLDINGS, INC.

AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Unity Holdings, Inc. (the "Company") is a bank holding company whose business is conducted by Unity National Bank, its wholly-owned subsidiary.  Unity National Bank (the "Bank") is a commercial bank headquartered in Cartersville, Bartow County, Georgia.  The Bank operates two offices in Cartersville and additional offices in Adairsville (Bartow County), Rome (Floyd County), and Calhoun (Gordon County), Georgia.  Each office provides a full range of banking services in its primary market areas.

Basis of Presentation and Accounting Estimates

The consolidated financial statements include the accounts of the Company and its subsidiary. Significant intercompany transactions and balances have been eliminated in consolidation.

In preparing the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the balance sheet date and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses, deferred tax assets, valuation of foreclosed assets and contingent assets and liabilities.  The determination of the adequacy of the allowance for loan losses is based on estimates that are susceptible to significant changes in the economic environment and market conditions.  In connection with the determination of the estimated losses on loans and foreclosed assets, management obtains independent appraisals for significant collateral.

Cash, Due From Banks and Cash Flows

For purposes of reporting cash flows, cash and due from banks includes cash on hand, cash items in process of collection and amounts due from banks.  Cash flows from loans, federal funds sold, interest-bearing deposits in banks, deposits, and federal funds purchased are reported net.

The Bank is required to maintain reserve balances in cash or on deposit with the Federal Reserve Bank, based on a percentage of deposits.  The total of those reserve balances was approximately $655,000 and $653,000 at December 31, 2007 and 2006, respectively.

Securities

Debt securities that management has the positive intent and ability to hold to maturity are classified as held-to-maturity and recorded at amortized cost.  Debt securities not classified as held-to-maturity are classified as available-for-sale and recorded at fair value with unrealized gains and losses excluded from earnings and reported in accumulated other comprehensive income (loss) net of the related deferred tax effect.  Equity securities, including restricted stock, without a readily determinable fair value are recorded at cost.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Securities (Continued)

Purchased premiums and discounts are recognized in interest income using the interest method over the terms of the securities.  Gains and losses on the sale of securities are determined using the specific identification method.  Declines in the fair value of held-to-maturity and available-for-sale securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses.  In estimating other-than-temporary impairment losses, management considers (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

Loans

Loans are reported at their outstanding principal balances less net deferred loan fees and the allowance for loan losses.  Interest income is accrued on the outstanding principal balance.  Nonrefundable loan fees, net of direct loan origination costs, are deferred with the net amount recognized into interest income over the life of the loans.

The accrual of interest on loans is discontinued when, in management's opinion, the borrower may be unable to meet payments as they become due, unless the loan is well-secured.  All interest accrued but not collected for loans that are placed on nonaccrual or charged off is reversed against interest income, unless management believes that the accrued interest is recoverable through the liquidation of collateral.  Interest income on nonaccrual loans is recognized on the cost-recovery method, until the loans are returned to accrual status.  Loans are returned to accrual status when all the principal and interest amounts are brought current and future payments are reasonably assured.

A loan is considered impaired when it is probable, based on current information and events, the Company will be unable to collect all principal and interest payments due in accordance with the contractual terms of the loan agreement.  Impaired loans are measured by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral if the loan is collateral dependent.  The amount of impairment, if any, and any subsequent changes are included in the allowance for loan losses.  Interest on accruing impaired loans is recognized as long as such loans do not meet the criteria for nonaccrual status.

Allowance for Loan Losses

The allowance for loan losses is established through a provision for loan losses charged to expense.  Loan losses are charged against the allowance when management believes the collectibility of the principal is unlikely.  Subsequent recoveries are credited to the allowance.

The allowance is an amount that management believes will be adequate to absorb estimated losses relating to specifically identified loans, as well as probable credit losses inherent in the balance of the loan portfolio, based on an evaluation of the collectibility of existing loans and prior loss experience.  This evaluation also takes into consideration such factors as changes in the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem loans, concentrations and current economic conditions that may affect the borrower's ability to pay.  This evaluation does not include the effects of expected losses on specific loans or groups of loans that are related to future events or expected changes in economic conditions.  While management uses the best information available to make its evaluation, future adjustments to the allowance may be necessary if there are any significant changes in economic conditions.  In addition, regulatory agencies, as an integral part of their examination process, periodically review the Company's allowance for loan losses, and may require the Company to make additions to the allowance based on their judgment about information available to them at the time of their examinations.

Premises and Equipment

Land is carried at cost.  Premises and equipment are carried at cost less accumulated depreciation.  Depreciation is computed principally by the straight-line method over the estimated useful lives of the assets.  Estimated useful lives for premises and equipment are three years to forty years.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Other Real Estate Owned

Other real estate owned represents properties acquired through foreclosure.  Other real estate owned is held for sale and is carried at the lower of cost or fair value less estimated costs to sell.  Any write-down to fair value at the time of transfer to other real estate owned is charged to the allowance for loan losses.  Revenue and expenses from operations and changes in the valuation allowance are included in net expenses from foreclosed assets.  The Company had $2,338,092 and $118,300 of other real estate owned at December 31, 2007 and 2006, respectively.

Stock Compensation Plans

At December 31, 2007, the Company has two stock-based employee compensation plans, which are described more fully in Note 8.  Effective January 1, 2006, we adopted SFAS No. 123 (revised), "Share-Based Payment" ("SFAS 123(R)") utilizing the modified prospective approach.

Under the modified prospective approach, SFAS 123(R) applies to new awards and to awards that were outstanding on January 1, 2006 that are subsequently modified, repurchased or cancelled.  Under the modified prospective approach, compensation cost recognized includes compensation cost for all share-based payments granted prior to, but not yet vested as of January 1, 2006, based on the grant-date fair value estimated in accordance with the original provisions of SFAS 123, and compensation cost for all share-based payments granted subsequent to January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of SFAS 123(R).

Grant-date fair value is measured on the date of grant using option-pricing models with market assumptions. The grant-date fair value is amortized into expense on a straight-line basis over the vesting period.  Option pricing models require the use of highly subjective assumptions, including but not limited to, expected stock price volatility, forfeiture rates, and interest rates, which if changed can materially affect fair value estimates. Accordingly the model does not necessarily provide a reliable single measure of the fair value of our stock options.   Under SFAS No. 123(R), stock-based compensation expense was $45,238 and $46,380 for the years ended December 31, 2007 and 2006, respectively.

Earnings Per Share

Basic earnings per share are computed by dividing net income  by the weighted average number of shares of common stock outstanding.  Diluted earnings per share are computed by dividing net income  by the sum of the weighted average number of shares of common stock outstanding and potential common shares.  Potential common shares consist of stock options and stock warrants.

Comprehensive Income

Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income.  Although certain changes in assets and liabilities, such as unrealized gains and losses on available for sale securities, are reported as a separate component of the equity section of the balance sheet, such items, along with net income, are components of comprehensive income.

Recent Accounting Standards

In September 2006, the FASB issued Statement No. 157, Fair Value Measurements.  The Statement provides guidance for using fair value to measure assets and liabilities.  It defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles and expands disclosures about fair value measurement.  Under the Statement, fair value refers to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the reporting entity transacts.  It clarifies the principle that fair value should be based on the assumptions market participants would use when pricing the asset or liability.  In support of this principle, the Statement establishes a fair value hierarchy that prioritizes the information used to develop those assumptions.  Under the Statement, fair value measurements would be separately disclosed by level within the fair value hierarchy.  Statement No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and is not expected to have a material impact on the Company's financial condition or results of operations.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recent Accounting Standards (Continued)

In February 2007, the FASB issued Statement No. 159, The Fair Value Option for Financial Assets and Financial Liabilities - Including an Amendment of FASB Statement No. 115.  The Statement permits an entity to choose to measure many financial instruments and certain other items at fair value at specified election dates.  A business entity will report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date.  The fair value option may be applied instrument by instrument (with a few exceptions), is irrevocable (unless a new election date occurs) and is applied only to entire instruments and not to portions of instruments.  Most of the provisions in Statement 159 are elective; however, the amendment to FASB Statement No. 115, Accounting for Certain Investments in Debt and Equity Securities, applies to all entities with available-for-sale and trading securities.  Statement No. 159 is effective as of the beginning of an entity's first fiscal year that begins after November 15, 2007 and is not expected to have a material impact on the Company's financial condition or results of operations.

In December 2007, the FASB issued Statement No. 141 (Revised 2007), Business Combinations.  The Statement will significantly change the accounting for business combinations, as an acquiring entity will be required to recognize all the assets and liabilities assumed in a transaction at the acquisition-date fair value with limited exceptions.  The Statement changes the accounting treatment for several specific items, such as acquisition costs, noncontrolling interests (formerly referred to as minority interests), contingent liabilities, restructuring costs and changes in deferred tax asset valuation allowances.  The Statement also includes a substantial number of new disclosure requirements.  Statement No. 141R applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008.  Early adoption is prohibited.  The Company is currently evaluating the impact the adoption of this statement will have on the accounting for future acquisitions and business combinations.

In December 2007, the FASB issued Statement No. 160, Noncontrolling Interests in Consolidated Financial Statements - An Amendment of ARB No. 51.  The Statement establishes new accounting and reporting standards for the noncontrolling interest (formerly referred to as minority interests) in a subsidiary and for the deconsolidation of a subsidiary.  Statement No. 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008.  Early adoption is prohibited.  The Company currently does not have any noncontrolling interests and is evaluating the impact the adoption of this statement will have on the accounting for future business combinations.

NOTE 2.  SECURITIES

The amortized cost and fair value of securities are summarized as follows:

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
Securities Available for Sale
December 31, 2007:
U.S. Government sponsored agency securities	$15,744,312	$47,452	$(4,661)	$15,787,103
Municipal securities	6,010,459	83,943	(25,840)	6,068,562
Mortgage-backed securities	4,843,084	12,482	(41,355)	4,814,211
	$26,597,855	$143,877	$(71,856)	$26,669,876

December 31, 2006:
U.S. Government sponsored agency securities	$10,239,380	$9,141	$(129,165)	$10,119,356
Municipal securities	5,960,903	96,403	(8,658)	6,048,648
Mortgage-backed securities	3,727,304	-	(80,183)	3,647,121
	$19,927,587	$105,544	$(218,006)	$19,815,12

Securities with a carrying value of $15,889,501 and $8,017,511 at December 31, 2007 and 2006, respectively, were pledged to secure public deposits and for other purposes required or permitted by law.

NOTE 2.  SECURITIES (Continued)

There were no realized gains on sales of securities available for sale during 2007.  Gross losses of $21,423 were realized in sales of securities available for sale for the year ended December 31, 2006.

The amortized cost and fair value of debt securities as of December 31, 2007 by contractual maturity are shown below.  Maturities may differ from contractual maturities of mortgage-backed securities because the mortgages underlying the securities may be called or repaid without penalty.  Therefore, these securities are not included in the maturity categories in the following summary.

	Securities Available for Sale
	Amortized	Fair
	Cost	Value
Due in less than one year	$200,000	$200,534
Due from one to five years	9,388,631	9,410,815
Due from five to ten years	4,861,547	4,892,320
Due after ten years	7,304,593	7,351,996
Mortgage-backed securities	4,843,084	4,814,211
	$26,597,855	$26,669,876

Restricted equity securities consist of the following:

	December 31,
	2007	2006
Federal Home Loan Bank Stock	$1,557,500	$1,989,700
Federal Reserve Bank Stock	364,600	333,900
Other correspondent bank stock	123,178	123,178
Trust preferred securities	93,000	93,000
	$2,138,278	$2,539,778

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2.  SECURITIES (Continued)

The FASB Emerging Issues Task Force released Issue No. 03-01, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments, which requires disclosure of certain information about other than temporary impairments in the market value of securities.  The market value of investment securities is based on quoted market values and is significantly affected by the interest rate environment.  At December 31, 2007 and 2006, all unrealized losses in the securities portfolio were for debt securities.

The following table shows the gross unrealized losses and fair value of securities, aggregated by category and length of time that securities have been in a continuous unrealized loss position at December 31, 2007 and 2006.

	Less Than Twelve Months		Twelve Months or More
	Gross		Gross
	Unrealized	Fair	Unrealized	Fair
	Losses	Value	Losses	Value
December 31, 2007:
U.S. Government sponsored federal agencies	$3,137	$1,000,835	$1,524	$995,000
State and municipal securities	-	-	25,840	789,632
Mortgage-backed securities	7,236	971,225	34,119	2,074,152
Temporarily impaired debt securities	$10,373	$1,972,060	$61,483	$3,858,784

December 31, 2006:
U.S. Government sponsored federal agencies	$1,039	$747,715	$128,126	$7,862,500
State and municipal securities	1,000	602,481	7,658	407,488
Mortgage-backed securities	-	-	80,183	3,646,470
Temporarily impaired debt securities	$2,039	$1,350,196	$215,967	$11,916,458

Management evaluates securities for other-than-temporary impairment at least on a quarterly basis, and more frequently when economic or market concerns warrant such evaluation.  Consideration is given to (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

At December 31, 2007 and 2006, no debt securities have unrealized losses with aggregate depreciation of 5% from the Company's amortized cost basis.  In analyzing an issuer's financial condition, management considers whether the securities are issued by the federal government or its agencies, whether downgrades by bond rating agencies has occurred, and industry analysts' reports.  As management has the ability to hold debt securities until maturity, or for the foreseeable future if classified as available for sale, no declines are deemed to be other than temporary.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3.  LOANS

The composition of loans is summarized as follows:

	December 31,
	2007	2006

Commercial, financial and agricultural	$19,599,346	$13,725,859
Real estate - construction	47,528,638	43,293,347
Real estate - mortgage	168,879,644	160,832,244
Consumer, installment and other	7,287,901	6,574,313
	243,295,529	224,425,763
Net deferred loan fees	(265,811)	(308,417)
Allowance for loan losses	(3,280,508)	(2,791,343)
Loans, net	$239,749,210	$221,326,003

Changes in the allowance for loan losses are as follows:

	Years Ended December 31,
	2007	2006

Balance, beginning of year	$2,791,343	$2,445,221
Provision for loan losses	737,776	461,500
Loans charged off	(337,579)	(147,401)
Recoveries of loans previously charged off	88,968	32,023
Balance, end of year	$3,280,508	$2,791,343

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3.  LOANS (Continued)

The following is a summary of information pertaining to impaired loans:

	As of and for the Years Ended
	December 31,
	2007	2006
Impaired loans without a valuation allowance	$791,451	$76,279
Impaired loans with a valuation allowance	7,570,376	4,253,614
Total Impaired loans	8,361,827	4,329,893
Valuation allowance related to impaired loans	912,095	430,330
Average investment in impaired loans	$2,446,514	$3,852,557

Interest income recognized on impaired loans for cash payments received was not material for the years ended December 31, 2007 and 2006.  Loans on nonaccrual status amounted to approximately $3,145,000 and $4,235,000 at December 31, 2007 and 2006, respectively.  Loans past due ninety days or more and still accruing interest were approximately $791,000 and $94,000 at December 31, 2007 and 2006, respectively.

In the ordinary course of business, the Company has granted loans to certain related parties including directors, executive officers and their affiliates.  The interest rates on these loans were substantially the same as rates prevailing at the time of the transaction and repayment terms are customary for the type of loan.  Changes in related party loans for the year ended December 31, 2007 are as follows:

Balance, beginning of year	$1,110,406
Advances	1,945,516
Less repayments	1,767,442
Balance, end of year	$1,288,480

NOTE 4.  PREMISES AND EQUIPMENT

Premises and equipment are summarized as follows:

	December 31,
	2007	2006

Land and land improvements	$3,715,730	$3,680,542
Buildings & construction in process	7,721,615	7,748,547
Equipment	2,386,265	2,295,408
	13,823,610	13,724,497
Accumulated depreciation	(2,406,959)	(1,911,336)
	$11,416,651	$11,813,161

In August 2006, the Bank completed construction of its full service office in Calhoun and discontinued the lease on rented office space.  Total rental expense incurred for the year ended December 31, 2006 was approximately $4,000.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5.  DEPOSITS

The aggregate amount of time deposits in denominations of $100,000 or more at December 31, 2007 and 2006 was $62,773,157 and $39,313,461, respectively.  The scheduled maturities of total time deposits at December 31, 2007 are as follows:

2008	$93,315,890
2009	16,129,890
2010	3,836,568
2011	3,417,135
2012	4,863,978
$121,563,461

Total overdrafts reclassified to loans at December 31, 2007 and 2006 were $110,990 and $46,918, respectively.

The Company had brokered certificates of deposit at December 31, 2007 and 2006 of $17,250,170 and $16,464,812, respectively.

NOTE 6.  OTHER BORROWINGS

Other borrowings consist of the following:

	December 31,
	2007	2006

Federal Home Loan Bank advances with interest payable at various intervals at interest rates ranging from 2.74% to 5.32%, due at various maturity dates between February 25, 2008 and June 29, 2012.	$22,250,000	$33,850,000

Contractual maturities of other borrowings as of December 31, 2007 are as follows:

2008	$450,000
2009	11,000,000
2010	-
2011	2,000,000
2012	8,800,000
$22,250,000

The FHLB advance line is collateralized by a blanket lien on the Company's 1-4 family mortgage and home equity loans.  The loans pledged as collateral had an approximate carrying amount of $63,066,000 as of December 31, 2007.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7.  GUARANTEED SUBORDINATED DEBENTURES

In 2003, the Company formed a wholly-owned grantor trust to issue cumulative trust preferred securities.  The grantor trust has invested the proceeds of the trust preferred securities in junior subordinated debentures of the Company.  The trust preferred securities can be redeemed prior to maturity at the option of the Company on or after December 17, 2008.  The sole assets of the guarantor trust are the Junior Subordinated Deferrable Interest Debentures of the Company (the "Debentures") held by the grantor trust.  The debentures have the same interest rate (three month LIBOR plus 2.95%, floating) as the trust preferred securities.  The Company has the right to defer interest payments on the Debentures at any time or from time to time for a period not exceeding 20 consecutive quarters provided that no extension period may extend beyond the stated maturity of the related Debentures.  During any such extension period, distributions on the trust preferred certificates would also be deferred.

Payment of periodic cash distributions and payment upon liquidation or redemption with respect to the trust preferred securities are guaranteed by the Company to the extent of funds held by the grantor trust (the "Preferred Securities Guarantee").  The Preferred Securities Guarantee, when taken together with the Company's other obligations under the Debentures, constitute a full and unconditional guarantee, on a subordinated basis, by the Company of payments due on the trust preferred securities.

The trust preferred securities and the related debentures were issued on December 18, 2003.  Distributions on the trust preferred securities are paid quarterly.  Interest on the Debentures is paid on the corresponding dates.  The aggregate principal amount of Debentures outstanding at December 31, 2007 and 2006 were $3,093,000.  Certain issue costs have been deferred and recorded in other assets in the accompanying balance sheet.  The issue costs are being amortized over the initial five year period until the first call date.  The remaining outstanding balance of the unamortized issue costs at December 31, 2007 and 2006 was $15,987 and $30,735, respectively, and is included in other assets.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8.   STOCK COMPENSATION PLANS

The Company has an incentive stock option plan that allows for an annual increase in shares available for options up to a total of 150,000 shares.  At December 31, 2007, the Company has available 114,551 shares of common stock for issuance to key employees and directors.  Options are granted at the fair value of the Company's common stock on the date of grant and expire ten years from the effective date of the grant.  The options vest at a rate of 20% per year.

Other pertinent information related to the options is as follows:

	Years Ended December 31,
	2007		2006
		Weighted Average		Weighted Average
	Number	Exercise Price	Number	Exercise Price
Under option, beginning of year	82,960	$13.60	88,960	$13.39
Granted	-	-	-	-
Exercised	-	-	(5,800)	10.69
Terminated	-	-	(200)	15.00
Under option, end of year	82,960	13.60	82,960	13.60

Exercisable, end of year	78,960	$13.25	70,560	$12.80

Total intrinsic value of exercised shares		$-		$88,800

Weighted average remaining contractual term of exercisable options (in years)		3.1		3.8

Aggregate intrinsic value of total outstanding options		$1,360,200		$1,028,360

Aggregate intrinsic value of exercisable options		$1,322,200		$931,360

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8.   STOCK COMPENSATION PLANS (Continued)

Additional information pertaining to options outstanding at December 31, 2007 is as follows:

	Options Outstanding			Options Exercisable
		Weighted Average Remaining Contractual Life	Weighted Average Exercise Price		Weighted Average Exercise Price
Range of Exercise Price	Number Outstanding			Number Exercisable
$10 - $15	40,960	1 year	$10.05	40,960	$10.05
$16	32,000	5 Years	16.00	32,000	16.00
$19 - $22	10,000	7 years	$20.50	6,000	$20.50

In 1998, the Company granted 140,000 common stock warrants to its initial directors.  The warrants are exercisable at a price of $10 per share and are fully vested.  The warrants expire ten years from date of grant and have a weighted average remaining contractual life of one year.  The aggregate intrinsic value of warrants outstanding and exercisable at December 31, 2007 and 2006 was $2,800,000 and $2,240,000, respectively.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model.  No options were granted in 2007 or 2006.  At December 31, 2007, there was approximately $19,000 of unrecognized compensation expense related to stock-based payments, which is expected to be recognized over a weighted average period of 0.4 years.

NOTE 9.   OTHER EMPLOYEE AND DIRECTOR BENEFIT PLANS

Employee Stock Ownership Plan

In 2002, the Company established a leveraged Employee Stock Ownership Plan with 401-k provisions (KSOP) for the benefit of employees who meet certain eligibility requirements, subject to IRS limits.  Contributions to the KSOP are determined by the Board of Directors of the Company taking into consideration the financial condition and fiscal requirements of the Company and such other factors as the Board of Directors may deem pertinent and applicable under the circumstances.  The Company made matching contributions totaling $70,757 and $56,767 in 2007 and 2006, respectively.  The KSOP has no debt as of December 31, 2007 and December 31, 2006.  The match for 2007 was paid in Company stock at approximately $30 per share.

During 2007, the KSOP purchased 4,327 shares from outside shareholders at prevailing market prices.  During 2006, the Company offered to buy back shares from existing shareholders at the prevailing stock value as determined by an external valuation firm.  The KSOP purchased 13,658 shares on behalf of its participants, with the remainder being terminated by the Company.  Further information about the Company's tender offer can be found in its Schedule TO filings done in February and April of 2006.  Information about the KSOP's purchase of the stock can be found in its Form S-8 filed in June 2006.  The KSOP owned 22,083 and 17,756 shares of the Company's common stock as of December 31, 2007 and 2006, respectively, which were purchased solely from employee contributions to the KSOP.

In accordance with the KSOP, the Company is expected to honor the rights of certain participants to diversify their account balances or to liquidate their ownership of the common stock in the event of termination.  The purchase price of the common stock would be based on the fair market value of the Company's common stock as of the annual valuation date, which precedes the date the put option is exercised.  No participant has exercised these rights since the inception of the KSOP.  However, since the redemption of common stock is outside the control of the Company, the Company's maximum cash obligation based on the approximate market prices of common stock as of the reporting date has been presented outside stockholders' equity.  The amount presented as redeemable common stock held by the KSOP in the consolidated balance sheet represents the Company's maximum cash obligation and has been reflected as a reduction of retained earnings.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9.   OTHER EMPLOYEE AND DIRECTOR BENEFIT PLANS (Continued)

Deferred Compensation Plan

In 2002, the Company established a deferred compensation plan providing for death and retirement benefits for its directors.  The balance of deferred compensation included in other liabilities at December 31, 2007 and December 31, 2006 amounted to $545,436 and $449,123, respectively.  Deferred compensation and other associated expenses amounted to $96,313 and $204,240 for the years ended December 31, 2007 and 2006, respectively.  Original expense accruals accounted for the present value of future cash flows from the plan.  The current accruals account for the actual deferred amounts plus any applicable interest earned in the deferred fee accounts at the present time.

In December 2004, the Company established a deferred compensation plan providing for death and retirement benefits for certain officers.  The balance of deferred compensation included in other liabilities amounted to $187,437 and $124,665 at December 31, 2007 and 2006.  Expense recognized for deferred compensation amounted to $62,772 and $67,021 for the years ended December 31, 2007 and 2006.

The estimated amounts to be paid under these compensation plans are being offset by the earnings of life insurance policies on the participants.  The balance of policy surrender values included in other assets amounted to $5,811,938 and $2,390,039 at December 31, 2007 and 2006, respectively.  During 2007, the Bank purchased approximately $3,200,000 in additional life insurance on the participants.  The offset to expenses from the earnings on these policies amounted to $161,899 and $73,535 for the year ended December 31, 2007 and 2006, respectively.

NOTE 10.  INCOME TAXES

Income tax expense consists of the following:

	Years Ended December 31,
	2007	2006

Current	$1,494,270	$1,221,910
Deferred	(163,892)	(211,399)
Income tax expense	$1,330,378	$1,010,511

The Company's income tax expense differs from the amounts computed by applying the federal income tax statutory rates to income before income taxes.  A reconciliation of the differences is as follows:

	Years Ended December 31,
	2007	2006

Income taxes at statutory rate	$1,339,444	$1,022,860
Tax-free income	(87,359)	(80,895)
State tax expense	103,263	54,000
Other items	(24,970)	14,546
Income tax expense	$1,330,378	$1,010,511

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10.  INCOME TAXES (Continued)

The components of deferred income taxes are as follows:

	December 31,
	2007	2006
Deferred tax assets:
Loan loss reserves	$1,144,034	$968,854
Loan fees	100,306	116,384
Deferred compensation	276,556	216,524
Nonaccrual loan interest	15,698	47,252
Securities available for sale	-	38,237
	1,536,594	1,387,251
Deferred tax liabilities:
Depreciation	200,509	176,821
Securities available for sale	24,488	-
	224,997	176,821

Net deferred tax assets	$1,311,597	$1,210,430

NOTE 11.  EARNINGS PER SHARE

Presented below is a summary of the components used to calculate basic and diluted earnings per common share.

	Years Ended December 31,
	2007	2006
Basic Earnings Per Share:
Weighted average common shares outstanding	989,820	993,036

Net income	$2,609,162	$1,997,900
Basic earnings per share	$2.64	$2.01

Diluted Earnings Per Share:
Weighted average common shares outstanding	989,820	993,036
Net effect of the assumed exercise of stock options and warrants based on the treasury stock method using average market prices for the year	132,913	123,247
Total weighted average common shares and common stock equivalents outstanding	1,122,733	1,116,283

Net income	$2,609,162	$1,997,900
Diluted earnings per share	$2.32	$1.79

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12.  COMMITMENTS AND CONTINGENCIES

Loan Commitments

The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers.  These financial instruments include commitments to extend credit and letters of credit.  Such commitments involve, to varying degrees, elements of credit risk and interest rate risk in excess of the amount recognized in the balance sheets.

The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and letters of credit is represented by the contractual amount of those instruments.  The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.  A summary of the Company's commitments is as follows:

	December 31,
	2007	2006

Commitments to extend credit	$36,625,000	$38,022,000
Letters of credit	841,000	226,000
	$37,466,000	$38,248,000

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract.  Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.

Letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party.  Those letters of credit are primarily issued to support public and private borrowing arrangements.  The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers.  Collateral is required in instances which the Company deems necessary.

At December 31, 2007 and 2006, the carrying amount of liabilities related to the Company's obligation to perform under financial standby letters of credit was insignificant.  The Company has not been required to perform on any financial standby letters of credit, and the Company has not incurred any losses on financial standby letters of credit for the years ended December 31, 2007 and 2006.

Contingencies

In the normal course of business, the Company is involved in various legal proceedings.  The Company is also involved in other non-recurring legal matters, the ultimate outcome of which has not been determined.  In the opinion of management, any liability resulting from such proceedings would not have a material effect on the Company's financial statements.

NOTE 13.   CONCENTRATIONS OF CREDIT

The Company originates primarily commercial, residential, and consumer loans to customers in Bartow County and surrounding counties.  The ability of the majority of the Company's customers to honor their contractual loan obligations is dependent on the economy in these areas.

Approximately 89% percent of the Company's loan portfolio is concentrated in loans secured by real estate, of which a substantial portion is secured by real estate in the Company's primary market area.  Accordingly, the ultimate collectibility of the loan portfolio is susceptible to changes in market conditions in the Company's primary market area.  The other significant concentrations of credit by type of loan are set forth in Note 3.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company, as a matter of policy, does not generally extend credit to any single borrower or group of related borrowers in excess of 15% of the Bank's capital and surplus as defined by the Office of the Comptroller of the Currency (the "OCC"), or approximately $4,027,000.  Because of the Company's capital strength, the Company qualifies for the OCC's pilot lending program, which increases the lending limit to approximately $6,712,000.

NOTE 14.  REGULATORY MATTERS

The Bank is subject to certain restrictions on the amount of dividends that may be declared without prior regulatory approval.  At December 31, 2007, dividends of $6,831,000 could be declared without regulatory approval.

The Company and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies.  Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the financial statements.  Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and Bank must meet specific capital guidelines that involve quantitative measures of the assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices.  Capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.  Prompt corrective actions are not applicable to bank holding companies.

Quantitative measures established by regulation to ensure capital adequacy require the Company and Bank to maintain minimum amounts and ratios of Total and Tier I capital to risk-weighted assets, as defined, and of Tier I capital to average assets, as defined.  Management believes, as of December 31, 2007 and 2006, the Company and the Bank met all capital adequacy requirements to which they are subject.

As of December 31, 2007, the most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as well capitalized under the regulatory framework for prompt corrective action.  To be categorized as well capitalized, the Bank must maintain minimum Total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the following table.  There are no conditions or events since that notification that management believes have changed the Bank's category.

The Company and Bank's actual capital amounts and ratios are presented in the following table:

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

			For		To Be Well Capitalized
			Capital Adequacy		Under Prompt Corrective
	Actual		Purposes		Action Provisions
December 31, 2007: (Dollars in '000s)	Amount	Ratio	Amount	Ratio	Amount	Ratio
Total Risk-Based Capital to Risk Weighted Assets:
Consolidated	$29,700	11.86%	$20,038	8.00%	N/A	N/A
Bank	$26,703	10.65%	$20,050	8.00%	$25,062	10.00%
Tier I Capital to Risk Weighted Assets:
Consolidated	$26,567	10.61%	$10,019	4.00%	N/A	N/A
Bank	$23,568	9.40%	$10,025	4.00%	$15,037	6.00%
Tier I Capital to Average Assets:
Consolidated	$26,567	9.07%	$11,712	4.00%	N/A	N/A
Bank	$23,568	7.73%	$9,943	4.00%	$15,245	5.00%

December 31, 2006: (Dollars in '000s)
Total Risk-Based Capital to Risk Weighted Assets:
Consolidated	$23,438	10.59%	$17,704	8.00%	N/A	N/A
Bank	$22,480	10.16%	$17,694	8.00%	$22,117	10.00%
Tier I Capital to Risk Weighted Assets:
Consolidated	$20,672	9.34%	$8,852	4.00%	N/A	N/A
Bank	$19,715	8.91%	$8,847	4.00%	$13,270	6.00%
Tier I Capital to Average Assets:
Consolidated	$20,672	8.32%	$9,952	4.00%	N/A	N/A
Bank	$19,715	7.93%	$9,943	4.00%	$12,429	5.00%

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15.   FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair value of a financial instrument is the current amount that would be exchanged between willing parties, other than in a forced liquidation.  Fair value is best determined based upon quoted market prices.  However, in many instances, there are no quoted market prices for the Company's various financial instruments.  In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques.  Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows.  Accordingly, the fair value estimates may not be realized in an immediate settlement of the instrument.  SFAS No. 107, Disclosures about Fair Values of Financial Instruments, excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements.  Accordingly, the aggregate fair value amounts presented may not necessarily represent the underlying fair value of the Company.

Cash, Due From Banks, Interest-bearing Deposits in Banks and Federal Funds Sold:  The carrying amounts of cash, due from banks, interest-bearing deposits in banks and federal funds sold approximate fair values.

Securities:  Fair values for securities are based on available quoted market prices.  The carrying values of restricted equity securities with no readily determinable fair value approximate fair values.

Loans:  For variable-rate loans that reprice frequently and have no significant change in credit risk, fair values are based on carrying values.  For other loans, the fair values are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers with similar credit quality.  Fair values for impaired loans are estimated using discounted cash flow analyses or underlying collateral values, where applicable.

Bank Owned Life Insurance:  The carrying amounts of bank owned life insurance approximates their fair values.

Deposits:  The carrying amounts of demand deposits, savings deposits, and variable-rate certificates of deposit approximate their fair values.  Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits.

Other Borrowings and Guaranteed Subordinated Debentures:  The carrying amounts of variable-rate other borrowings, guaranteed subordinated debentures and federal funds purchased approximate their fair values.  Fair values for fixed-rate other borrowings are estimated using a discounted cash flow calculation that applies interest rates currently being offered on other borrowings with similar terms.

Accrued Interest:  The carrying amounts of accrued interest approximate their fair values.

Off-Balance Sheet Instruments:  Fair values of the Company's off-balance sheet financial instruments are based on fees currently charged to enter into similar agreements.  Since the majority of the Company's off-balance sheet instruments consist of nonfee-producing, variable-rate commitments, the Company has determined they do not have a distinguishable fair value.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15.   FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

The carrying amounts and estimated fair values of the Company's financial instruments were as follows:

	December 31, 2007		December 31, 2006
	Carrying	Fair	Carrying	Fair
	Value	Value	Value	Value
	(Dollars in Thousands)
Financial assets:
Cash, due from banks, interest-bearing deposits in banks, and federal funds sold	$10,366	$10,366	$5,220	$5,220
Securities available for sale	26,670	26,670	19,815	19,815
Restricted equity securities	2,138	2,138	2,540	2,540
Loans, net	239,749	242,031	221,326	220,431
Bank owned life insurance	5,812	5,812	2,390	2,390
Accrued interest receivable	2,010	2,010	1,769	1,769

Financial liabilities:
Deposits	254,384	255,738	209,484	209,128
Borrowings	22,250	19,618	33,850	31,163
Guaranteed subordinated debentures	3,093	3,093	3,093	3,093
Accrued interest payable	510	510	437	437

NOTE 16.  SUPPLEMENTAL FINANCIAL DATA

Components of other operating expenses in excess of 1% of total revenue are as follows:

	Years Ended December 31,
	2007	2006

Data Processing	$669,136	$597,095
Marketing	302,652	266,157

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17.  PARENT COMPANY FINANCIAL INFORMATION

The following information presents the condensed balance sheets, statements of income and cash flows of Unity Holdings, Inc. as of and for the years ended December 31, 2007 and 2006:

CONDENSED BALANCE SHEETS

	2007	2006
Assets
Cash	$90,435	$1,334,807
Investment in subsidiary	23,615,300	19,641,448
Restricted equity securities, at cost	93,000	93,000
Other assets	110,503	137,075
Total assets	$23,909,238	$21,206,330

Liabilities, Redeemable Common Stock and Stockholders' Equity
Miscellaneous liabilities	$10,093	$9,154
Redeemable common stock held by KSOP	662,490	506,046
Subordinated debentures	3,093,000	3,093,000
Stockholders' equity	20,143,655	17,598,130
Total redeemable common stock and stockholders' equity	$23,909,238	$21,206,330

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17.  PARENT COMPANY FINANCIAL INFORMATION (Continued)

CONDENSED STATEMENTS OF INCOME

	2007	2006
Income
Dividends from subsidiary	$300,000	$-
Interest income on investments	7,890	7,526
Total Income	307,890	7,526

Expenses
Interest expense on bank notes	3,229	-
Interest expense on subordinated debentures	263,364	249,441
Noninterest expense	37,007	86,264
Total Expenses	303,600	335,705

Income (loss) before income tax benefits and equity in undistributed income of subsidiary	4,290	(328,179)
Income tax benefits	(94,517)	(106,340)
Income (loss) before equity in undistributed income of subsidiary	98,807	(221,839)
Equity in undistributed income of subsidiary	2,510,355	2,219,739
Net income	$2,609,162	$1,997,900

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17.  PARENT COMPANY FINANCIAL INFORMATION (Continued)

CONDENSED STATEMENTS OF CASH FLOWS

	2007	2006
OPERATING ACTIVITIES
Net income	$2,609,162	$1,997,900
Adjustments to reconcile net income to net cash
used in operating activities:
Equity in undistributed income of subsidiary	(2,510,355)	(2,219,739)
Net other operating activities	27,510	37,491
Net cash used in operating activities	126,317	(184,348)

INVESTING ACTIVITIES
Investment in subsidiary	(1,296,500)	-
Net cash used in investing activities	(1,296,500)	-

FINANCING ACTIVITIES
Proceeds from sale of common stock, net	-	357,686
Proceeds from other borrowings	250,000	-
Repayments of other borrowings	(250,000)	-
Purchase of common stock	(74,189)	(1,147,310)
Proceeds from exercise of stock options	-	62,000
Net cash used in financing activities	(74,189)	(727,624)

Net decrease in cash	(1,244,372)	(911,972)
Cash at beginning of year	1,334,807	2,246,779
Cash at end of year	$90,435	$1,334,807