Form 10-K, Exhibit 13
period 2007-12-31
UNITY HOLDINGS INC
filed 2008-03-27
CIK 1054929

UNITY HOLDINGS, INC.
SELECTED FINANCIAL DATA

UNITY HOLDINGS, INC.
SELECTED FINANCIAL DATA

UNITY HOLDINGS, INC.
SELECTED FINANCIAL DATA
(Dollars in 000s)	2007	2006	2005	2004	2003
STATEMENT OF CONDITION
Assets:
Cash & Due From Banks	6,312	4,972	3,765	2,817	2,898
Federal Funds Sold \ Int. Earning Deps	4,054	248	857	3,800	59
Investment Securities	28,808	22,355	21,145	15,488	12,281
Gross Loans	243,030	224,117	195,599	167,333	138,257
Loan Loss Provision	3,281	2,791	2,445	2,259	1,866
Net Loans	239,749	221,326	193,154	165,074	136,391
Fixed Assets	11,417	11,813	9,402	8,091	4,993
Other Assets	11,662	5,859	5,011	4,191	3,227
TOTAL ASSETS	302,002	266,573	233,334	199,461	159,849
Liabilities & Capital:
Non-maturity Deposits	132,822	128,348	113,668	77,340	44,646
Time Dep's	121,562	81,136	69,651	84,070	84,824
Total Deposits	254,384	209,484	183,319	161,410	129,470
FHLB & Other Borrowings	22,250	33,850	29,250	19,150	13,109
Guaranteed subordinated debentures	3,093	3,093	3,093	3,093	3,093
Borrowings	25,343	36,943	32,343	22,243	16,202
Other Liabilties	1,469	2,042	974	843	890
TOTAL LIABILITIES	281,196	248,469	216,636	184,496	146,562
Redeemable KSOP shares	662	506	106	82	74
Capital	20,144	17,598	16,592	14,883	13,213
TOTAL LIAB. & CAPITAL	302,002	266,573	233,334	199,461	159,849

INCOME STATEMENT
Interest Income	22,829	18,942	14,435	10,949	9,449
Interest Expense	11,808	8,967	6,114	3,930	3,474
Net Interest Income	11,021	9,975	8,321	7,019	5,975
Provision for Loan Losses	738	461	221	732	495
Net Int Income after LL Prov	10,283	9,514	8,100	6,287	5,480
Noninterest Income	2,116	1,598	1,296	1,090	1,070
Noninterest Expense	8,460	8,104	6,479	4,993	4,515
Income Before Taxes	3,939	3,008	2,917	2,384	2,035
Income Tax Expense	1,330	1,010	954	773	673
DIRECT NET INCOME	2,609	1,998	1,963	1,611	1,362

AVERAGE BALANCES
Gross Loans	241,083	207,771	178,667	150,704	122,142
Earning Assets	272,599	231,127	202,736	166,420	137,259
Assets	295,135	248,627	217,312	175,840	137,134
Deposits	238,648	199,600	175,995	141,075	123,628
Borrowings & guaranteed subordinated debt	35,772	30,452	23,848	19,284	8,965
Stockholders Equity	18,807	17,095	15,738	14,235	12,512

Shares outstanding at year end	987,557	990,030	1,014,510	1,013,510	1,013,510
Weighted Avg Shares (undiluted)	989,820	993,036	1,014,154	1,013,510	1,010,719

KEY RATIOS
Return on Average Assets	0.88	0.80	0.90	0.92	0.99
Return on Average Equity	13.87	11.69	12.47	11.32	10.89
Dividend Payout Ratio	0.00	0.00	0.00	0.00	0.00
Net Interest Margin	4.04	4.32	4.10	4.22	4.35
Equity To Assets	6.67	6.60	7.11	7.46	8.27
Earnings Per Share (undiluted)	2.64	2.01	1.94	1.59	1.35
Average Book Value per Share	19.04	17.27	15.51	14.05	12.35

Management's Discussion and Analysis

Of Financial Condition and Results of Operations

The following is a discussion of our financial condition and the financial condition of our bank subsidiary, Unity National Bank, at December 31, 2007 and 2006 and the results of operations for the years then ended. The purpose of this discussion is to focus on information about our financial condition and results of operations that are not otherwise apparent from our audited consolidated financial statements.  Reference should be made to those statements and the selected financial data presented elsewhere in this report for an understanding of the following discussion and analysis.

Forward-Looking Statements

We may from time to time make written or oral forward-looking statements, including statements contained in filings with the Securities and Exchange Commission and our reports to stockholders.  Statements made in this report, other than those concerning historical information, should be considered forward-looking and subject to various risks and uncertainties.  Forward-looking statements are made based upon management's belief as well as assumptions made by, and information currently available to, management pursuant to "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995.  Our actual results may differ materially from the results anticipated in forward-looking statements due to a variety of factors, including governmental monetary and fiscal policies, deposit levels, loan demand, loan collateral values, securities portfolio values, interest rate risk management, the effects of competition in the banking business from other commercial banks, thrifts, mortgage banking firms, consumer finance companies, credit unions, securities brokerage firms, insurance companies, money market funds and other financial institutions operating in our market area and elsewhere, including institutions operating through the Internet, changes in governmental regulation relating to the banking industry, including regulations relating to branching and acquisitions, failure of assumptions underlying the establishment of reserves for loan losses, including the value of collateral underlying delinquent loans and other factors.  We caution that these factors are not exclusive.  We do not undertake to update any forward-looking statement that may be made from time to time by us, or on our behalf.

Critical Accounting Policies

We have adopted various accounting policies which govern the application of accounting principles generally accepted in the United States of America in the preparation of our financial statements.  Our significant accounting policies are described in the footnotes to the consolidated financial statements at December 31, 2007.

Certain accounting policies involve significant judgments and assumptions by us which have a material impact on the carrying value of certain assets and liabilities.  We consider these accounting policies to be critical accounting policies.  The judgments and assumptions we use are based on historical experience and other factors, which we believe to be reasonable under the circumstances.  Because of the nature of the judgments and assumptions we make, actual results could differ from these judgments and estimates which could have a material impact on our carrying values of assets and liabilities and our results of operations.

We believe the allowance for loan losses is a critical accounting policy that requires the most significant judgments and estimates used in preparation of our consolidated financial statements.  Refer to the portion of this discussion that addresses our allowance for loan losses for a description of our processes and methodology for determining our allowance for loan losses.

MANAGEMENT'S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

Our 2007 results were highlighted by reporting net income of $2,609,162.  The Company continued to leverage its equity base through strong loan and deposit growth coupled with operating expense control.  The Company grew its market share in markets and sub-markets where expansion had recently taken place.

Financial Condition at December 31, 2007 and 2006

As of December 31, 2007, we had total assets of $302.0 million, an increase of 13.3% over December 31, 2006.  Total interest-earning assets were $275.9 million at December 31, 2007 or 91.4% of total assets, compared to 93% for 2006.  Our primary interest-earning assets at December 31, 2007 were loans, which made up 88% of total interest-earning assets at December 31, 2007 as compared to 91% at December 31, 2006.  Our loan to total funding ratio was 87.8% at December 31, 2007 and 92.1% at December 31, 2006.  Increased funding levels from deposit growth of $44.9 million were used primarily to fund loan growth of $18.9 million and investment growth of $6.5 million.  The deposit balance increases also allowed for a decrease in external borrowings of $11.6 million.

Fed funds sold stood at $3.9 million as of December 31, 2007, compared to no Fed funds sold at the end of 2006.  These funds represent excess cash on hand, primarily due to the large deposit growth.  However, loan demand began to weaken in the fourth quarter, so these funds were not immediately deployed in the loan portfolio.  Approximately $3.2 million in funds was used to purchase bank owned life insurance to be used as a cost recovery vehicle, offsetting employee benefit expense.

Liquidity and Capital Resources

The purpose of liquidity management is to ensure that there are sufficient cash flows to satisfy demands for credit, deposit withdrawals, and other needs.  Traditional sources of liquidity include asset maturities and growth in core deposits.  A company may achieve its desired liquidity objectives from the management of assets and liabilities and through funds provided by operations.  Funds invested in short-term marketable instruments and the continuous maturing of other earning assets are sources of liquidity from the asset perspective.  The liability base provides sources of liquidity through deposit growth, the maturity structure of liabilities, and accessibility to external sources of funds.

The high growth rate in our deposit portfolio allowed for decreasing our position in external borrowings.  Federal Home Loan Bank ("FHLB") advances were $22.3 million at December 31, 2007 compared to $33.9 million at December 31, 2006.  As FHLB advances matured, they were not replaced.  Some advances were paid off early, with no material prepayment penalties.  Secondary market time deposits stood at $17.2 million at December 31, 2007 compared to $16.5 million for the same period last year.

Scheduled loan payments are a relatively stable source of funds, but loan payoffs and deposit flows fluctuate significantly, being influenced by interest rates and general economic conditions and competition.   We attempt to price our deposits to meet our asset/liability objectives consistent with local market conditions.

Our liquidity and capital resources are monitored on a periodic basis by management and Federal regulatory authorities.  As determined under guidelines established by the Asset/Liability Committee and acceptable current banking practices, our core liquidity ratio was 11.19% at December 31, 2007.  The Company's liquidity position was strong at December 31, 2007, a reflection of the strong deposit growth and moderate loan demand.

MANAGEMENT'S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

At December 31, 2007, we had loan commitments outstanding of approximately $37.5 million.  Because these commitments generally have fixed expiration dates and many will expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.  If needed, we have the ability to borrow and purchase federal funds from other financial institutions.  At December 31, 2007, we had an arrangement with a correspondent commercial bank for short-term unsecured advances of $4.5 million. Also in place with a correspondent commercial bank is a security repurchase agreement utilizing securities available for sale as the underlying collateral with a line of secured credit of approximately $4 million.   At December 31, 2007, we also had over $44.9 million available (subject to adequate collateral) at the Federal Home Loan Bank.  By having this readily available credit, our secondary liquidity ratio was 67.2%, substantially higher than our 20% minimum directive.

At December 31, 2007, our capital levels were compliant with regulatory minimum capital requirements.  Our stockholders' equity increased primarily due to net income of $2,609,162.  The parent company injected $1.3 million to the subsidiary for capital strength, borrowing $250,000 on its line of credit to fund a portion of this investment.  The Bank paid the parent company $300,000 in the form of an internal dividend during the year to allow for payoff of the line of credit.  For regulatory purposes, the net unrealized losses on securities available for sale are excluded in the computation of the capital ratios.

In the future, our primary source of funds available to Unity Holdings, Inc. will be the payment of dividends by the Bank.  Banking regulations limit the amount of the dividends that may be paid without prior approval of the bank's regulatory agency.  Currently, the Bank can pay $6.8 million in dividends without regulatory approval.

The minimum capital requirements to be considered "well capitalized" under prompt corrective action provisions and the actual capital ratios for us and the Bank as of December 31, 2007 are as follows:

	Actual		Regulatory
	Consolidated	Bank	Requirements
Leverage capital ratio	9.07%	7.73%	5.00%
Risk-based capital ratios:
Core capital	10.61%	9.40%	6.00%
Total capital	11.86%	10.65%	10.00%

These ratios may decline as asset growth continues, but are expected to exceed the regulatory minimum requirements.  Anticipated future earnings will keep these ratios at satisfactory levels.  We have adequate cash resources and a line of credit available at the holding company level to maintain "well-capitalized" status at the subsidiary bank.

We believe that our liquidity and capital resources are adequate and will meet our foreseeable short and long-term needs.  We anticipate that we will have sufficient funds available to meet current loan commitments and to fund or refinance, on a timely basis, our other material commitments and liabilities.

Management is not aware of any known trends, events or uncertainties, other than those discussed above, that will have or that are reasonably likely to have a material effect on our liquidity, capital resources or operations.  Management is also not aware of any current recommendations by the regulatory authorities that, if they were implemented, would have such an effect.

Effects of Inflation

The impact of inflation on banks differs from its impact on non-financial institutions.  Banks, as financial intermediaries, have assets which are primarily monetary in nature and that tend to fluctuate in concert with inflation.  A bank can reduce the impact of inflation if it can manage its rate sensitivity gap.  This gap represents the difference between rate sensitive assets and rate sensitive liabilities.  We, through our asset/liability committee, attempt to structure the assets and liabilities and manage the rate sensitivity gap, thereby seeking to minimize the potential effects of inflation.  For information on the management of our interest rate sensitive assets and liabilities, see "Asset/Liability Management".

MANAGEMENT'S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Results of Operations For The Years Ended December 31, 2007 and 2006

Net Interest Income

Our results of operations are determined by our ability to manage interest income and expense effectively, to minimize loan and investment losses, to generate non-interest income, and to control operating expenses.  Because interest rates are determined by market forces and economic conditions, our ability to generate net interest income depends on our ability to obtain an adequate net interest spread between the rate we pay on interest-bearing liabilities and the rate we earn on interest-earning assets.

Our tax equivalent net yield on average interest-earning assets was 4.09% in 2007 as compared to 4.37% in 2006.  Average net interest-bearing assets grew $41.5 million between December 31, 2006 and December 31, 2007.  Average loans accounted for $33.3 million of the increase.  Average interest-bearing liabilities increased by $41.7 million with average time deposits and money market deposits accounting for the vast majority of this increase.  The rate earned on average interest-earning assets increased to 8.37% in 2007 from 8.20% in 2006.  The rate paid on average interest-bearing liabilities increased to 4.61% in 2007 from 4.19% in 2006.  The average loan growth was the largest increase in the Bank's recent history, surpassing last year's growth amount by approximately $4.3 million.  The growth came in large volumes at various times of the year, prompting Management to seek funding quickly.  Most of the external funding increase came in time deposits, which carried a cost of 5.15% for 2007 as compared to 4.45% for 2006.  Not only did the new growth in time deposits carry the new rate, but also the replacement of cheaper time deposits that matured during 2007 also carried the higher rates.  While our gap position shows us as slightly liability sensitive, we have found that the competitiveness in our markets keeps deposit rates from falling in concordance with movements by the Federal Reserve.  As the Fed moved rates down 100 basis points over the last four months of 2007, our loans tied to prime repriced quickly and our funding matured favorably, giving us a chance to reprice the funding as well.  However, funding costs did not move down as quickly as loan yields.  As the Fed continues to tighten rates in the future, Management foresees further margin tightening.

Provision for Loan Losses

The provision for loan losses was approximately $738,000 and $462,000 in 2007 and 2006, respectively.  The amounts provided were due primarily to the growth of the portfolio and to our assessment of the inherent risk in the portfolio.  Loan loss experience for the Bank is low compared to other banks of similar size.  Net charge-offs for 2007 were $249,000 as compared to $115,000 for 2006.  The 2007 charge-offs represent 0.10% of average loans, which compares favorably to the 0.18% posted by our national peer group.  Management continually evaluates its loan loss reserve for adequacy.  The allowance for loan losses as a percentage of total loans was 1.35% at December 31, 2007 and 1.25% at December 31, 2006.  The increase in the ratio was out of an abundance of caution during the economic downturn.  The Bank does not have as large a concentration in construction lending as some of its peers.

Other Income

Other income consists of service charges on deposit accounts, mortgage loan origination fees, investment services, and other miscellaneous revenues and fees.  Other income was $2,116,000 in 2007 as compared to $1,620,000 for 2006.  Gains on the sale of other real estate for 2007 were $224,000 as compared to $43,000 for 2006.  The Bank moved some problem loans from 2006 into other real estate in the first part of 2007 and were able to earn enough on the sale to recover expenses incurred on managing these loans.  Trust and brokerage revenue increased approximately $130,000 for the year ended December 31, 2007 over the same period in 2006.  The Bank added another investment representative to service our outer-office network, which was very successful.  NSF fee income increased $211,000 in 2007 over 2006 levels.  Income from additional bank owned life insurance, which acts as a cost recovery vehicle, increased $88,000.  Mortgage fee income decreased $158,000 in 2007 when compared to the previous year.

MANAGEMENT'S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Other Expenses

Other expense consists primarily of salary, occupancy, and other fixed overhead costs associated with the business.  Other expenses were $8,459,000 for the year ended December 31, 2007 and $8,125,000 for the year ended December 31, 2006.  Personnel expense increased approximately $403,000 for 2007 when compared to 2006, primarily in the addition of customer contact staff.  There were few additions to the support staff.  Occupancy expense increased $68,000 for 2007 over 2006, primarily associated with a full year's cost of the new Calhoun office, which came online in August 2006.  Other non-interest expense decreased $115,000 for 2007 when compared to the year ended December 31, 2006.  Loan related expenses decreased $186,000.  Costs associated with a few large problem loans in 2006 were not present in 2007, as these loan issues got resolved in the first quarter of 2007.

Income Tax

Income tax expense was $1,330,000 in 2007 as compared to $1,011,000 in 2006.  The rate of income tax compared to pretax income was 34% in 2007 and 2006.

Asset/Liability Management

Our objective is to manage assets and liabilities to provide a satisfactory, consistent level of profitability within the framework of established cash, loan, investment, borrowing, and capital policies.  Specific officers are charged with the responsibility for monitoring policies and procedures designed to ensure acceptable composition of the asset/liability mix. Management's overall philosophy is to support asset growth primarily through growth of core deposits of all categories made by local individuals, partnerships, and corporations.

Our asset/liability mix is monitored on a regular basis with a report reflecting the interest rate-sensitive assets and interest rate-sensitive liabilities being prepared and presented to the Bank's Board of Directors on a quarterly basis.  The objective of this policy is to monitor interest rate-sensitive assets and liabilities so as to minimize the impact of substantial movements in interest rates on earnings.  An asset or liability is considered to be interest rate-sensitive if it will reprice or mature within the time period analyzed, usually one year or less. The interest rate-sensitivity gap is the difference between the interest-earning assets and interest-bearing liabilities scheduled to mature or reprice within such time period.  A gap is considered "asset-sensitive" when the amount of interest rate-sensitive assets exceeds the amount of interest rate-sensitive liabilities.  A gap is considered "liability-sensitive" when the amount of interest rate-sensitive liabilities exceeds the interest rate-sensitive assets.  During a period of rising interest rates, a liability-sensitive gap would tend to affect net interest income adversely, while an asset-sensitive gap would tend to result in an increase in net interest income. Conversely, during a period of falling interest rates, a liability-sensitive gap would tend to result in an increase in net interest income, while an asset-sensitive gap would tend to affect net interest income adversely.  If our assets and liabilities were equally flexible and moved concurrently, the impact of any increase or decrease in interest rates on net interest income would be minimal.

MANAGEMENT'S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

A simple interest rate "gap" analysis by itself may not be an accurate indicator of how net interest income will be affected by changes in interest rates.  Accordingly, we also evaluate how the repayment of particular assets and liabilities is impacted by changes in interest rates.  Income associated with interest-earning assets and costs associated with interest-bearing liabilities may not be affected uniformly by changes in interest rates.  In addition, the magnitude and duration of changes in interest rates may have a significant impact on net interest income.  For example, although certain assets and liabilities may have similar maturities or periods of repricing, they may react in different degrees to changes in market interest rates.  Interest rates on certain types of assets and liabilities fluctuate in advance of changes in general market rates, while interest rates on other types may lag behind changes in general market rates.  In addition, certain assets, such as adjustable rate mortgage loans, have features (generally referred to as "interest rate caps and floors") that limit changes in interest rates.  Prepayment and early withdrawal levels also could deviate significantly from those assumed in calculating the interest rate gap.  The ability of many borrowers to service their debts also may decrease during periods of rising interest rates.

Changes in interest rates also affect our liquidity position.  We currently price deposits in response to market rates and it is management's intention to continue this policy.  If deposits are not priced in response to market rates, a loss of deposits could occur that would negatively affect our liquidity position.

The following table sets forth the distribution of the repricing of our interest-earning assets and interest-bearing liabilities as of December 31, 2007, the interest rate-sensitivity gap, the cumulative interest rate-sensitivity gap, the interest rate-sensitivity gap ratio and the cumulative interest rate-sensitivity gap ratio.  The table also sets forth the time periods in which interest-earning assets and interest-bearing liabilities will mature or may reprice in accordance with their contractual terms.  However, the table does not necessarily indicate the impact of general interest rate movements on the net interest margin as the repricing of various categories of assets and liabilities is subject to competitive pressures and the needs of our customers.  The non-maturity deposit portfolio, for example, can reprice in its entirety at any time.  However, rate changes on several types of these deposits happen rarely.  In addition, various assets and liabilities indicated as repricing within the same period may in fact, reprice at different times within such period and at different rates.

	Within	Over Three	Over One	After
	Three	Months To	Year to	Three
	Months	One Year	Three Years	Years	Total
	( Dollars in Thousands)
Interest-earning assets:
Interest-bearing deposits in banks	156	-	-	-	156
Fed funds sold	3,898	-	-	-	3,898
Securities	-	2,339	6,507	19,962	28,808
Loans	117,807	29,789	49,490	46,210	243,296
Total	121,861	32,128	55,997	66,172	276,158

Interest-bearing liabilities:
Interest-bearing demand deposits	17,924	-	-	-	17,924
Savings & Money Market Deposits	97,310	-	-	-	97,310
Time Deposits	32,537	60,779	19,966	8,281	121,563
Federal Funds Purchased	-	-	-	-	-
Other Borrowings	450	-	11,000	10,800	22,250
Subordinated Debentures	3,093	-	-	-	3,093
Total	151,314	60,779	30,966	19,081	262,140

Interest rate sensitivity gap	(29,453)	(28,651)	25,031	47,091	14,018
Cumulative interest rate sensitivity gap	(29,453)	(58,104)	(33,073)	14,018
Interest rate sensitivity gap ratio	0.81	0.53	1.81	3.47
Cumulative interest rate sensitivity gap ratio	0.81	0.73	0.86	1.05

MANAGEMENT'S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

SELECTED FINANCIAL INFORMATION AND STATISTICAL DATA

The following tables and schedules set forth certain significant financial information and statistical data with respect to: the distribution of assets, liabilities and stockholders' equity, the interest rates we experience; our investment portfolio; our loan portfolio, including types of loans, maturities, and sensitivities of loans to changes in interest rates and information on nonperforming loans; summary of the loan loss experience and allowance for loan losses; and types of deposits.

INTEREST RATES AND INTEREST DIFFERENTIALS

Average Balance Sheets, Interest and Rates

MANAGEMENT'S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

		2007			2006
		Interest	Weighted		Interest	Weighted
	Average	Income/	Average	Average	Income/	Average
	Balance	Expense	Rate	Balance	Expense	Rate
(Dollars in Thousands)

ASSETS
Interest earning assets:
Interest bearing deposits in banks	$810	$47	5.80%	$260	$8	3.08%
Federal funds sold	4,778	239	5.00%	1,062	58	5.46%
Taxable Investments, amortized cost	19,860	1,017	5.12%	16,467	808	4.91%
Non-taxable investments, amortized cost	6,068	258	4.25%	5,567	239	4.29%
Loans	241,083	21,268	8.82%	207,771	17,829	8.58%
Total interest earning assets	272,599	$22,829	8.37%	231,127	$18,942	8.20%
Allowance for Loan losses	(3,008)			(2,604)
Other assets	25,544			20,104
Total assets	$295,135			$248,627

LIABILITIES AND STOCKHOLDERS' EQUITY
Interest bearing liabilities:
Deposits:
Demand, including MMDA	$110,416	$4,533	4.11%	$102,207	$4,078	3.99%
Savings	6,402	141	2.20%	4,402	66	1.50%
Time	103,273	5,318	5.15%	77,068	3,430	4.45%
Federal funds purchased	323	19	5.88%	571	25	4.38%
FHLB advances & other borrowings	32,356	1,534	4.74%	26,781	1,118	4.17%
Guaranteed subodinated debentures	3,093	263	8.50%	3,093	250	8.08%
Total interest bearing liabilities	255,863	$11,808	4.61%	214,122	$8,967	4.19%

Non-interest bearing demand deposits	18,557			15,923
Other liabilities	1,908			1,487
Stockholders' equity	18,807			17,095
Total liabilities and stockholders' equity	$295,135			$248,627

Net interest income		$11,021			$9,975

Net interest spread			3.76%			4.01%
Net interest margin (TE)			4.09%			4.37%

The table below shows the year-to-date average balance for each category of interest earning assets and interest-bearing liabilities for the indicated periods and the average rate of interest earned or paid thereon.

Non-accrual loans and the interest income which was recorded on these loans, if any, are included in the yield calculation for loans in all periods reported.

(TE) - Tax Equivalent.  Loan fees of $1,121,000 and $1,204,000 are included in the yields for 2007 and 2006, respectively.

MANAGEMENT'S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Rate and Volume Analysis

	2007 vs. 2006
	Rate	Volume	Net
	(Dollars in Thousands)
Income from interest-earning assets:
Interest bearing deposits in banks	$11	$28	$39
Federal funds sold	(5)	186	181
Taxable Investments, amortized cost	36	173	209
Non-taxable investments, amortized cost	(2)	21	19
Loans	511	2,928	3,439
Total interest income	$551	$3,336	$3,887

Expense from interest-bearing liabilities:
Demand, including MMDA	$124	$331	$455
Savings	38	37	75
Time	597	1,291	1,888
Federal funds purchased	7	(13)	(6)
FHLB advances & other borrowings	165	251	416
Guaranteed subodinated debentures	13	-	13
Total interest bearing liabilities	$944	$1,897	$2,841

NET INTEREST INCOME	$(393)	$1,439	$1,046

The following table shows a summary of the changes in interest income and interest expense resulting from changes in volume and changes in rates for each major category of interest earning assets and interest-bearing liabilities for 2007 over 2006.  The changes in interest income and interest expense attributable to both volume and rate have been allocated proportionately on a consistent basis to the change due to volume and the change due to rate.

MANAGEMENT'S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

INVESTMENT PORTFOLIO

Types of Investments

Our securities portfolio, consisting of U.S. Government sponsored agencies, mortgage-backed, municipal and restricted equity securities, amounted to $28.8 million at December 31, 2007, compared to $22.5 million at December 31, 2006.  Most of the Company's funds were used to fund strong loan growth rather than in the investment portfolio.  We have not specifically identified any securities for sale in future periods that, if so designated, would require a charge to operations if the market value would not be reasonably expected to recover prior to the time of sale.

The carrying amounts of securities and the corresponding interest yield, which are all classified as available for sale, are summarized as follows:

	December 31, 2007
			Weighted
	Amortized	Fair	Average
	Cost	Value	Yield
	(Dollars in Thousands)
U.S. Government sponsored agency securities	$15,744	$15,787	5.03%
Mortgage-backed securities	4,843	4,814	4.61
Municipal securities	6,011	6,069	6.44
Restricted equity securities	2,138	2,138	5.95
	$28,736	$28,808	5.38%

	December 31, 2006
			Weighted
	Amortized	Fair	Average
	Cost	Value	Yield
	(Dollars in Thousands)
U.S. Government sponsored agency securities	$10,239	$10,119	4.70%
Mortgage-backed securities	3,727	3,647	4.40
Municipal securities	5,961	6,049	6.50
Restricted equity securities	2,540	2,540	6.04
	$22,467	$22,355	5.23%

MANAGEMENT'S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Maturities

The amounts of debt securities are shown in the following table according to contractual maturity classifications (1) one year or less, (2) after one through three years, (3) after three through five years, (4) after five through ten years, and (5) after ten years.  Restricted equity securities are not included in the table because they have no contractual maturity.

	December 31, 2007
			Weighted
	Amortized	Fair	Average
	Cost	Value	Yield
	(Dollars in Thousands)
One Year or Less	$200	$201	4.92%
One to Three Years	6,499	6,507	4.92
Three to Five Years	2,890	2,904	5.42
Five to Ten Years	7,391	7,404	5.02
Over Ten Years	9,618	9,654	5.71
	$26,598	$26,670	5.38%

LOAN PORTFOLIO

We generally require that loans collateralized by real estate not exceed the collateral values by the following percentages for each type of real estate loan as follows:

One- to four-family residential properties	85%
Construction loans on one- to four-family residential properties	80%
Nonresidential property	80%

For commercial, consumer, and other non-real estate loans, we require collateral commensurate with the repayment ability and creditworthiness of the borrower.

The specific economic and credit risks associated with our loan portfolio, especially the real estate portfolio, include, but are not limited to, a general downturn in the economy which could affect unemployment rates in our market area, general real estate market deterioration, interest rate fluctuations, deteriorated or non-existing collateral, title defects, inaccurate appraisals, financial deterioration of borrowers, fraud, and any violation of banking protection laws.  Construction lending can also present other specific risks to the lender such as whether developers can find builders to buy lots for home construction, whether the builders can obtain financing for the construction, whether the builders can sell the home to a buyer, and whether the buyer can obtain permanent financing.  Currently, real estate values and employment trends in our market area are stable.  However, global uncertainties could negatively impact the local economy.

MANAGEMENT'S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

We attempt to reduce these economic and credit risks not only by adhering to loan to value guidelines, but also by investigating the creditworthiness of the borrower and monitoring the borrower's financial position.  Also, we establish and periodically review our lending policies and procedures.  National banking regulations limit exposure by prohibiting loan relationships that exceed 15% of the Bank's statutory capital.  Because of the Company's capital strength, the Company qualifies for the OCC's pilot lending program, which increases the lending limit to 25% of statutory capital.

Types of Loans

The amounts of loans outstanding at the indicated dates are shown in the following table according to the type of loan.

	2007	2007	2006	2006
	Total	%	Total	%
(Dollars in Thousands)
Commercial, financial and agricultural	$19,599	8.1%	$13,726	6.1%
Real estate - construction	47,529	19.5%	43,293	19.3%
Real estate - mortgage	168,880	69.4%	160,832	71.7%
Consumer, installment and other	7,288	3.0%	6,574	2.9%
	243,296	100.0%	224,425	100.0%
Unearned income	(266)		(308)
Allowance for loan losses	(3,281)		(2,791)
Loans, net	$239,749		$221,325

Maturities and Sensitivities of Loans to Changes in Interest Rates

Total loans as of December 31, 2007 are shown in the following table according to contractual maturity.

	Commercial	Construction	Other	Total
	(Dollars in Thousands)
Within Three Months	$9,751	$39,964	$71,237	$120,952
Over Three Months to One Year	3,658	6,777	19,355	29,790
Over One Year to Three Years	3,108	627	45,755	49,490
Over Three Years	3,082	161	39,821	43,064
	$19,599	$47,529	$176,168	$243,296

The following table summarizes loans at December 31, 2007 with due dates after one year that have predetermined and floating or adjustable interest rates.

(Dollars
in Thousands)
Predetermined interest rates	$54,326
Floating or adjustable interest rates	38,228
$92,554

MANAGEMENT'S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Risk Elements

Information with respect to nonaccrual, past due, restructured and other problem loans at December 31, 2007 and 2006 is as follows:

	December 31,
	2007	2006
Nonperforming loans:
Nonaccrual loans	3,145	4,235
Restructured loans	-	59
Other real estate owned	2,338	118
Total nonperforming loans	5,483	4,412

Potential problem loans:
Loans 90 days or more past due and still accruing	791	94
Total nonperforming and potential problem loans	6,274	4,506

Nonperforming assets to total loans and other real estate	2.56%	2.01%
Reserve for loan losses to nonperforming loans	52.29%	61.95%

Interest at contracted rates (a)	41	494
Interest recorded as income	0	0
Reduction of Interest Income for period	41	494

It is our policy to discontinue the accrual of interest income when, in the opinion of management, collection of interest becomes doubtful.  This status is accorded interest when (1) there is a significant deterioration in the financial condition of the borrower and full repayment of principal and interest is not expected and (2) the principal or interest is more than ninety days past due, unless the loan is both well-secured and in the process of collection.

Nonaccrual loans at December 31, 2007 were $3,145,000, compared to $4,235,000 at December 31, 2006.  The bulk of the outstanding nonaccrual loan balances for 2006 were collected with no losses.  Some balances were transferred into other real estate.  Management does not foresee any significant losses in either the nonaccrual portfolio or the real estate owned portfolio.  Each situation has been analyzed and adequate provisions to the loan loss reserve, if deemed necessary,  are established.

Loans that are classified for regulatory purposes as loss, doubtful, substandard, or special mention that have not been included in the table above do not represent or result from trends or uncertainties that management reasonably expects will materially impact future operating results, liquidity, or capital resources.  These classified loans do not represent material credits about which management is aware of any information that causes management to have serious doubts as to the ability of such borrowers to comply with the loan repayment terms.

MANAGEMENT'S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

SUMMARY OF LOAN LOSS EXPERIENCE

The following table summarizes average loan balances for the year determined using the daily average balances during the year; changes in the allowance for loan losses arising from loans charged off; recoveries on loans previously charged off; additions to the allowance which have been charged to operating expense; and the ratio of net charge-offs during the year to average loans.

	Year Ended December 31,
	2007	2006
	(Dollars in Thousands)
Average amount of loans outstanding	$241,083	$207,771

Balance of allowance for loan losses at beginning of year	2,791	2,445

Loans charged off:
Installment loans	123	94
Real estate-mortgage	118	-
Commercial	97	53
	338	147

Loans recovered:
Installment loans	46	30
Real estate mortgage	26	-
Commercial	17	2
	89	32

Net charge-offs	249	115

Additions to allowance charged to operating expense during year	738	461
Balance of allowance for loan losses at end of year	$3,280	$2,791

Ratio of net loans charged off during the year to average loans outstanding	0.10%	0.06%

MANAGEMENT'S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Allowance for Loan Losses

Management continually evaluates its loan loss reserve for adequacy.  Our evaluation considers significant factors relative to the credit risk and loss exposure in the loan portfolio, including past due and classified loans, historical experience, underlying collateral values, and current economic conditions that may affect the borrower's ability to repay.  The allowance for loan losses is evaluated by segmenting the loan portfolio into unimpaired and impaired loans.  The unimpaired loans are further segmented by loan type with an allowance percentage applied to each type in order to establish a general allowance for loan losses.  The allowance percentage determined is based upon the historical loss experience of each loan category.  Further, we allocate a reserve for the loan portfolio in general based on industry standards.  The impaired loans are analyzed individually in order to establish a specific allowance for loan losses.  This evaluation is inherently subjective, as it requires estimates that are susceptible to significant change.  Ultimately, losses may vary from current estimates and future additions to the allowance may be necessary.  Thus, there can be no assurance that charge-offs in future periods will not exceed the allowance for loan losses as estimated at any point in time.  Management believes the loan loss reserve is adequate at this time.

As of December 31, 2007 and 2006, our allocations of the allowance for loan losses do not specifically correspond to the categories of loans listed below.   The following table represents our best estimate for the allocation of the allowance for loan losses to types of loans, as of the indicated dates.  The unallocated portion represents excess reserves over our regular reserve calculations.

	December 31, 2007		December 31, 2006
	Amount	Percent of Loans in each category to total loans	Amount	Percent of Loans in each category to total loans
	(Dollars in Thousands)		(Dollars in Thousands)
Commercial, financial and agricultural	$273	8.06%	$128	6.12%
Real estate - construction	$395	19.54%	$404	19.29%
Real estate - mortgage	$1,401	69.40%	$1,499	71.66%
Consumer, installment and other	$232	3.00%	$74	2.93%
Specific allocation for impaired loans	$912	N/A	$562	N/A
Unallocated	$67	N/A	$124	N/A
	$3,280	100%	$2,791	100%

MANAGEMENT'S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

DEPOSITS

Average amount of deposits and average rates paid thereon, classified as to noninterest-bearing demand deposits, interest-bearing demand deposits, savings deposits, and time deposits, for the year is presented below.

	December 31, 2007		December 31, 2006
	Average		Average
	Balance (1)	Percent	Balance (1)	Percent
	(Dollars in Thousands)		(Dollars in Thousands)
Noninterest-bearing demand deposits	$18,557	N/A	$15,923	N/A
Interest-bearing demand deposits & MMDA	110,416	4.11%	102,207	3.99%
Savings Deposits	6,402	2.20%	4,402	1.50%
Time Deposits	103,273	5.15%	77,068	4.45%
	$238,648	4.19%	$199,600	3.79%

 (1)   Average balances were determined using the daily average balances during the year.

The amounts of time certificates of deposit issued in amounts of $100,000 or more as of December 31, 2007 are shown below by category, which is based on time remaining until maturity of (1) three months or less, (2) over three through six months, (3) over six through twelve months, and (4) over twelve months.

(Dollars in Thousands)

Three months or less	$21,205
Over three months through six months	10,057
Over six months through twelve months	20,231
Over twelve months	11,280
$62,773