Form 10-K, Exhibit 13
period 2008-12-31
UNITY HOLDINGS INC
filed 2009-03-27
CIK 1054929

UNITY HOLDINGS, INC.
SELECTED FINANCIAL DATA

UNITY HOLDINGS, INC.
SELECTED FINANCIAL DATA
(Dollars in 000s)	2008	2007	2006	2005	2004
STATEMENT OF CONDITION
Assets:
Cash & Due From Banks	4,197	6,312	4,972	3,765	2,817
Federal Funds Sold \ Int. Earning Deps	12,078	4,054	248	857	3,800
Investment Securities	21,148	28,808	22,355	21,145	15,488
Gross Loans	249,636	243,030	224,117	195,599	167,333
Loan Loss Provision	5,388	3,281	2,791	2,445	2,259
Net Loans	244,248	239,749	221,326	193,154	165,074
Fixed Assets	10,990	11,417	11,813	9,402	8,091
Other Assets	20,369	11,662	5,859	5,011	4,191
TOTAL ASSETS	313,030	302,002	266,573	233,334	199,461
Liabilities & Capital:
Non-maturity Deposits	103,025	132,822	128,348	113,668	77,340
Time Dep's	146,058	121,562	81,136	69,651	84,070
Total Deposits	249,083	254,384	209,484	183,319	161,410
FHLB & Other Borrowings	38,900	22,250	33,850	29,250	19,150
Guaranteed subordinated debentures	3,093	3,093	3,093	3,093	3,093
Borrowings	41,993	25,343	36,943	32,343	22,243
Other Liabilties	1,668	1,469	2,042	974	843
TOTAL LIABILITIES	292,744	281,196	248,469	216,636	184,496
Redeemable KSOP shares	552	662	506	106	82
Capital	19,734	20,144	17,598	16,592	14,883
TOTAL LIAB. & CAPITAL	313,030	302,002	266,573	233,334	199,461
32

UNITY HOLDINGS, INC.
SELECTED FINANCIAL DATA

INCOME STATEMENT
Interest Income	19,017	22,829	18,942	14,435	10,949
Interest Expense	10,403	11,808	8,967	6,114	3,930
Net Interest Income	8,614	11,021	9,975	8,321	7,019
Provision for Loan Losses	4,433	738	461	221	732
Net Int Income after LL Prov	4,181	10,283	9,514	8,100	6,287
Noninterest Income	2,031	2,116	1,598	1,296	1,090
Noninterest Expense	9,979	8,460	8,104	6,479	4,993
Income (Loss) Before Taxes	(3,767)	3,939	3,008	2,917	2,384
Income Tax Expense (Benefit)	(1,603)	1,330	1,010	954	773
DIRECT NET INCOME (LOSS)	(2,164)	2,609	1,998	1,963	1,611

AVERAGE BALANCES
Gross Loans	257,085	241,083	207,771	178,667	150,704
Earning Assets	287,721	272,599	231,127	202,736	166,420
Assets	312,986	295,135	248,627	217,312	175,840
Deposits	250,673	238,648	199,600	175,995	141,075
Borrowings & guaranteed subordinated debt	37,439	35,772	30,452	23,848	19,284
Stockholders Equity	19,939	18,807	17,095	15,738	14,235

Shares outstanding at year end	1,148,513	987,557	990,030	1,014,510	1,013,510
Weighted Avg Shares (undiluted)	1,041,313	989,820	993,036	1,014,154	1,013,510

KEY RATIOS
Return on Average Assets	(0.69)	0.88	0.80	0.90	0.92
Return on Average Equity	(10.85)	13.87	11.69	12.47	11.32
Dividend Payout Ratio	0.00	0.00	0.00	0.00	0.00
Net Interest Margin	2.99	4.04	4.32	4.10	4.22
Equity To Assets	6.30	6.67	6.60	7.11	7.46
Earnings Per Share (undiluted)	(2.08)	2.64	2.01	1.94	1.59
Average Book Value per Share	17.36	19.04	17.27	15.51	14.05
33

Management's Discussion and Analysis

Of Financial Condition and Results of Operations

The following is a discussion of our financial condition and the financial condition of our bank subsidiary, Unity National Bank, at December 31, 2008 and 2007 and the results of operations for the years then ended. The purpose of this discussion is to focus on information about our financial condition and results of operations that are not otherwise apparent from our audited consolidated financial statements.  Reference should be made to those statements and the selected financial data presented elsewhere in this report for an understanding of the following discussion and analysis.

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

Critical Accounting Policies

We have adopted various accounting policies which govern the application of accounting principles generally accepted in the United States of America in the preparation of our financial statements.  Our significant accounting policies are described in the footnotes to the consolidated financial statements at December 31, 2008.

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

MANAGEMENT'S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

The Company incurred a loss of approximately $2.2 million for 2008.  As the economic environment deteriorated, the Company saw the credit quality of the loan portfolio weaken.  Increased losses in the loan portfolio resulted in larger than normal loan loss provisions from earnings.  The Company experienced substantial growth for the first six months of the year before deleveraging the balance sheet.

Outlook

As the economic environment worsened, the loan portfolio viability has worsened.  Nonperforming assets and foreclosed real estate have increased substantially over historical levels.  The subsidiary bank has entered into a written formal agreement with its primary regulator which outlines specific steps needed to improve loan portfolio strength, preserve liquidity, and increase capital levels to absorb losses.  For much of the third and fourth quarter of 2008, the Bank was addressing these issues so many of the processes prescribed by the OCC are already in place.  We have seen a slow-down in the amount of loans going on non-accrual, an indicator that we are seeing an end to the accelerated problem loan pace.  While a prolonged period of economic downturn could continue to erode credit quality, Management believes it has adequately assessed the risk in the portfolio and has put steps in place to strengthen the Bank.

Financial Condition at December 31, 2008 and 2007

As of December 31, 2008, we had total assets of $313 million, an increase of 3.6% over assets of $302.0 million at December 31, 2007.  Total interest-earning assets were $282.9 million at December 31, 2008 or 90.4% of total assets, compared to 91.4% for 2007.  Our primary interest-earning assets at December 31, 2008 were loans, which made up 88.2% of total interest-earning assets, the same ratio reported for December 31, 2007.  Other real estate owned increased $6.8 million for the year ended December 31, 2008 when compared to 2007 levels.  We have been aggressive in dealing with problem loans and look to move problem assets off our books to maintain capital strength.  Deposit balances shrank $5.3 million during 2008, and external borrowings increased $16.7 million.  While prime lending rates began falling in the first quarter of 2008, local market deposit pricing did not react accordingly until late in the 3rd quarter.  FHLB borrowings and brokered CDs allowed us to maintain our margins better than the local market did.

Fed funds grew $7.3 million over 2007 balances in an effort to maintain strong liquidity during uncertain times.  The investment portfolio decreased $7.7 million through maturities, calls, and bond sales.  The cash generated from these activities allowed us to increase our cash on hand.  Some of these funds offset the attrition of high rate deposits.   The Company injected approximately $2.7 million into the subsidiary to maintain acceptable capital levels.

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

MANAGEMENT'S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

External funding sources allowed us to balance our interest rate risk as loan yields began to decline.  Federal Home Loan Bank ("FHLB") advances were $37.4 million at December 31, 2008 compared to $22.3 million at December 31, 2007.  In-market CDs did not go below 3.00% until around the third quarter.  Secondary market CDs grew from $17.2 million in 2007 to $31.7 million at December 31, 2008.  These funding levels carried a rate of approximately 3.94%.  However, many of these had terms greater than one year, for which in-market CDs cost approximately 4.25% or more through the year.  Both of these portfolios prove to be more stable than local CDs.  With rate competition high in our market between institutions, it is not uncommon to see a time deposit cashed in early and moved to other banks.  We have also been on the receiving end of such transactions.  We closely monitor our exposure in these resources.  At December 31, 2008, approximately 24.0% of the Bank's funding base (deposits and FHLB advances) was made up of external sources.

Scheduled loan payments are a relatively stable source of funds, but loan payoffs and deposit flows fluctuate significantly, being influenced by interest rates and general economic conditions and competition.   We attempt to price our deposits to meet our asset/liability objectives consistent with local market conditions.

Our liquidity and capital resources are monitored on a periodic basis by management and Federal regulatory authorities.  As determined under guidelines established by the Asset/Liability Committee and acceptable current banking practices, our core liquidity ratio was 9.08% at December 31, 2008.  The Company's liquidity position was strong at December 31, 2008.  The bank had 61.8% of its external funding lines available to meet significant liquidity demands on short notice.

At December 31, 2008, we had loan commitments outstanding of approximately $18.1 million.  Because these commitments generally have fixed expiration dates and many will expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.  If needed, we have the ability to borrow and purchase federal funds from other financial institutions.  At December 31, 2008, we had arrangements with three correspondent commercial banks for short-term unsecured advances totaling $13.5 million, of which none was outstanding. Also in place with a correspondent commercial bank is a security repurchase agreement utilizing securities available for sale as the underlying collateral with a line of secured credit of approximately $4 million.   At December 31, 2008, we also had over $41.9 million available (subject to adequate collateral) at the Federal Home Loan Bank.  We also have assets pledged to the Fed discount window, which gives us the ability to borrow up to approximately $29 million at December 31, 2008.  By having this readily available credit, our secondary liquidity ratio was 61.8%, substantially higher than our 20% minimum directive.

At December 31, 2008, our capital levels were compliant with regulatory minimum capital requirements, despite experiencing a loss from operations of approximately $2.2 million.  The parent company injected approximately $2.7 million to the subsidiary for capital strength.  For regulatory purposes, the net unrealized gains on securities available for sale are excluded in the computation of the capital ratios.

In the future, our primary source of funds available to Unity Holdings, Inc. will be the payment of dividends by the Bank. Banking regulations limit the amount of the dividends that may be paid without prior approval of the bank's regulatory agency.  Currently, the Bank must receive regulatory approval for any dividends paid to shareholders.

The minimum capital requirements to be considered "well capitalized" under prompt corrective action provisions and the actual capital ratios for us and the Bank as of December 31, 2008 are as follows:

	Actual		Regulatory
	Consolidated	Bank	Requirements
Leverage capital ratio	7.22%	7.34%	5.00%
Risk-based capital ratios:
Core capital	8.61%	8.76%	6.00%
Total capital	9.87%	10.02%	10.00%

MANAGEMENT'S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

These ratios may decline depending on further losses on problem loans, but are expected to exceed the regulatory minimum requirements.  We currently are at the minimum capital limits to remain well-capitalized.  If we drop to the "adequately capitalized" tier, our ability to use external funding sources may be impaired.  Therefore, we will be increasing our capital base to give us more strength to absorb losses during 2009.  We are also shrinking the balance sheet to a size more commensurate with today's capital expectations.

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

Results of Operations For The Years Ended December 31, 2008 and 2007

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

Our tax equivalent net yield on average interest earning assets was 3.04% in 2008 as compared to 4.09% in 2007.  The primary market rates used to price loans dropped dramatically beginning in the first quarter.  The rate earned on average interest-earning assets decreased to 6.61% in 2008 from 8.37% in 2007.  The rate paid on average interest-bearing liabilities decreased to 3.80% in 2008 from 4.61% in 2007.  In other words, the yields on assets decreased 176 basis points while the cost of funds decreased  81 basis points.  Average interest bearing assets grew $15.1 million, with average loans growing $16.0 million.  Average interest-bearing liabilities increased by $17.7 million with average time deposits and FHLB advances accounting for the majority of this increase.  The growth came primarily from outside funding sources, which carried more favorable yields.  Available FHLB borrowings were at much lower yields than in-market CDs.  The wholesale CDs added during 2008 mostly have terms longer than 12 months to lock in favorable rates over a longer period.  During the year, we decreased the rates on our transaction-based deposit products, a strategy rarely undertaken for the Company.  If Fed movements slow down or stop during 2009, margins should be stable and perhaps improve as funding reprices to lower levels.

Provision for Loan Losses

MANAGEMENT'S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The provision for loan loses was $4,433,000 in 2008, compared to $738,000 for 2007.  The provision reflects the increased instability of the loan portfolio.  The Bank adopted an aggressive stance in dealing with problem loans during 2008.  Each impaired loan was analyzed and reviewed for the amount of impairment.  Then we established appropriate reserves to cover the impairment.  The allowance for loan losses as a percentage of total loans was 2.16% at December 31, 2008 and 1.35% at December 31, 2007.  We have been aggressive in charging off full loans or portions of loans and foreclosed real estate balances.  Our charge offs represent 0.9% of our average loan portfolio, compared to 0.10% for 2007.  The increase in the ratio was out of an abundance of caution during the economic downturn.  The Bank does not have as large a concentration in construction lending as some of its peers.

Other Income

Other income consists of service charges on deposit accounts, mortgage loan origination fees, investment services, and other miscellaneous revenues and fees.  Other income was $2,031,000 in 2008 as compared to $2,116,000 for 2007.  The Bank realized $224,000 in gains on the sale of real estate in 2007 versus a net loss on the sale of real estate in 2008 of $443,000.  Bank owned life insurance ("BOLI) contributed an additional $94,000 over 2007 levels.  The investment in BOLI performed well.  These proceeds are used to offset the expense of certain employee benefits.  Trust and brokerage income increased $71,000 for the year ended December 31, 2008 when compared to the year ended December 31, 2007.  The Bank was successful in its referral efforts regarding its investment business.  As CD rates decreased, we were able to move some customers who were less risk averse into investment products, therefore earning a commission rather than losing the relationship.  Service charge income saw an increase of $66,000 in 2008 over 2007's performance.  The decrease in deposit balances resulted in a lower growth in service charges; 2007 levels were $249,000 higher than 2006 levels.  However, we saw slight increases in NSF fee income and ATM network income throughout 2008.  Mortgage fee income decreased $68,000 in 2008 when compared to 2007.

Other Expenses

Other expense consists primarily of salary, occupancy, and other fixed overhead costs associated with the business.  Other expenses were $9,979,000 for the year ended December 31, 2008 and $8,459,000 for the year ended December 31, 2007.  Personnel expenses decreased $121,000 for 2008 when compared to 2007.  The Company did not accrue a bonus given the loss position of the year's earnings.  Several vacated jobs were not re-staffed as well.  The Bank experienced a loss of $443,000 on the sale of foreclosed real estate.  The Bank has remained prudent in pricing its property.  The goal is to offer a price for quick sale without significantly undervaluing the property.  Expenses associated with the maintenance and management of foreclosed real estate were $335,000 higher than 2007 levels, and other loan related expense increased $92,000.  In 2007, the Bank was able to recoup some expenses at the sale of foreclosed property.  The ability to recover such expenses is not available in today's real estate market.  FDIC Deposit Insurance increased $114,000 with the agency's new methodology for calculating premiums and the current risk profile of the Bank.  Data processing expense increased $99,000 over the year as new technology initiatives became fully integrated in the cost structure.  We have signed a new contract with our core processing provider that should garner us some savings in our data processing expenses.  Equipment and occupancy expense increased $67,000.  The Bank refurbished its two oldest buildings with larger than normal maintenance projects that began in late 2007.  These were nonrecurring projects that were completed during 2008.  The Bank incurred a loss of $16,000 on the sale of certain bonds.  The loss on the sale of the selected bonds was an acceptable loss given the increased liquidity the sale provided.

Income Tax

The bank recorded an income tax benefit of $1.6 million in 2008 as compared to tax expense of $1.3 million in 2007.  The rate of income tax benefits or expenses compared to pretax income was 42.6% in 2008 and 34% in 2007.  The rate for 2008 exemplifies the performance of our tax-free earning vehicles, particularly our municipal bond portfolio and our BOLI.

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

MANAGEMENT'S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

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

MANAGEMENT'S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following table sets forth the distribution of the repricing of our interest-earning assets and interest-bearing liabilities as of December 31, 2008, the interest rate-sensitivity gap, the cumulative interest rate-sensitivity gap, the interest rate-sensitivity gap ratio and the cumulative interest rate-sensitivity gap ratio.  The table also sets forth the time periods in which interest-earning assets and interest-bearing liabilities will mature or may reprice in accordance with their contractual terms.  However, the table does not necessarily indicate the impact of general interest rate movements on the net interest margin as the repricing of various categories of assets and liabilities is subject to competitive pressures and the needs of our customers.  The non-maturity deposit portfolio, for example, can reprice in its entirety at any time.  However, rate changes on several types of these deposits happen rarely.  In addition, various assets and liabilities indicated as repricing within the same period may in fact, reprice at different times within such period and at different rates.

	Within	Over Three	Over One	After
	Three	Months To	Year to	Three
	Months	One Year	Three Years	Years	Total
	( Dollars in Thousands)
Interest-earning assets:
Interest-bearing deposits in banks	906	-	-	-	906
Fed funds sold	11,172	-	-	-	11,172
Securities	-	2,882	462	17,804	21,148
Loans	68,979	54,918	83,813	42,146	249,856
Total	81,057	57,800	84,275	59,950	283,082

Interest-bearing liabilities:
Interest-bearing demand deposits	14,645	-	-	-	14,645
Savings & Money Market Deposits	75,049	-	-	-	75,049
Time Deposits	29,930	68,604	36,283	11,241	146,058
Other Borrowings	7,500	5,000	13,000	13,400	38,900
Subordinated Debentures	3,093	-	-	-	3,093
Total	130,217	73,604	49,283	24,641	277,745

Interest rate sensitivity gap	(49,160)	(15,804)	34,992	35,309	5,337
Cumulative interest rate sensitivity gap	(49,160)	(64,964)	(29,972)	5,337
Interest rate sensitivity gap ratio	0.62	0.79	1.71	2.43
Cumulative interest rate sensitivity gap ratio	0.62	0.68	0.88	1.02

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

MANAGEMENT'S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

	For the Years Ended December 31,
		2008			2007
		Interest	Weighted		Interest	Weighted
	Average	Income/	Average	Average	Income/	Average
	Balance	Expense	Rate	Balance	Expense	Rate
(Dollars in Thousands)

ASSETS
Interest earning assets:
Interest bearing deposits in banks	$317	$5	1.58%	$810	$47	5.80%
Federal funds sold	2,449	39	1.59%	4,778	239	5.00%
Taxable Investments, amortized cost	22,186	1,064	4.80%	19,860	1,017	5.12%
Non-taxable investments, amortized cost	5,684	244	4.29%	6,068	258	4.25%
Loans	257,085	17,665	6.87%	241,083	21,268	8.82%
Total interest earning assets	287,721	$19,017	6.61%	272,599	$22,829	8.37%
Allowance for Loan losses	(3,632)			(3,008)
Other assets	28,897			25,544
Total assets	$312,986			$295,135

LIABILITIES AND STOCKHOLDERS' EQUITY
Interest bearing liabilities:
Deposits:
Demand, including MMDA	$99,568	$2,742	2.75%	$110,416	$4,533	4.11%
Savings	6,082	99	1.63%	6,402	141	2.20%
Time	128,141	5,762	4.50%	103,273	5,318	5.15%
Federal funds purchased	677	18	2.66%	323	19	5.88%
FHLB advances & other borrowings	35,973	1,588	4.41%	32,356	1,534	4.74%
Guaranteed subordinated debentures	3,093	194	6.27%	3,093	263	8.50%
Total interest bearing liabilities	273,534	$10,403	3.80%	255,863	$11,808	4.61%

Non-interest bearing demand deposits	16,882			18,557
Other liabilities	2,631			1,908
Stockholders' equity	19,939			18,807
Total liabilities and stockholders' equity	$312,986			$295,135

Net interest income		$8,614			$11,021

Net interest spread			2.81%			3.76%
Net interest margin (TE)			3.04%			4.09%

Non-accrual loans and the interest income which was recorded on these loans, if any, are included in the yield calculation for loans in all periods reported.

(TE) - Tax Equivalent.  Loan fees of $915,000 and $1,121,000 are included in the yields for 2008 and 2007, respectively.

MANAGEMENT'S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Rate and Volume Analysis

The following table shows a summary of the changes in interest income and interest expense resulting from changes in volume and changes in rates for each major category of interest earning assets and interest-bearing liabilities for 2008 over 2007.  The changes in interest income and interest expense attributable to both volume and rate have been allocated proportionately on a consistent basis to the change due to volume and the change due to rate.

	2008 vs. 2007
	Rate	Volume	Net
	(Dollars in Thousands)
Income from interest-earning assets:
Interest bearing deposits in banks	$(23)	$(19)	$(42)
Federal funds sold	(117)	(83)	(200)
Taxable Investments, amortized cost	(67)	114	47
Non-taxable investments, amortized cost	2	(16)	(14)
Loans	(4,942)	1,339	(3,603)
Total interest income	$(5,147)	$1,335	$(3,812)

Expense from interest-bearing liabilities:
Demand, including MMDA	$(1,381)	$(410)	$(1,791)
Savings	(35)	(7)	(42)
Time	(728)	1,172	444
Federal funds purchased	(14)	13	(1)
FHLB advances & other borrowings	(111)	165	54
Guaranteed subordinated debentures	(69)	-	(69)
Total interest bearing liabilities	$(2,338)	$933	$(1,405)

NET INTEREST INCOME	$(2,809)	$402	$(2,407)

MANAGEMENT'S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

INVESTMENT PORTFOLIO

Types of Investments

Our securities portfolio, consisting of U.S. Government sponsored agencies, municipal securities, and restricted equity investments, amounted to $21.1 million at December 31, 2008, compared to $28.8 million at December 31, 2007.  In 2008, we sold off our portfolio of mortgage-backed securities, which was approximately $4.7 million at the time of the sale.  We have used the investment portfolio as a source of excess liquidity in 2008 by selling some bonds and not replacing maturities or calls.  We have not specifically identified any securities for sale in future periods that, if so designated, would require a charge to operations if the market value would not be reasonably expected to recover prior to the time of sale.  The portfolio had a net unrealized gain of $92,000 at December 31, 2008 and $72,000 at December 31, 2007.

The carrying amounts of securities and the corresponding interest yield, which are all classified as available for sale, are summarized as follows:

	December 31, 2008
			Weighted
	Amortized	Fair	Average
	Cost	Value	Yield
	(Dollars in Thousands)
U.S. Government sponsored agency securities	$13,022	$13,259	4.95%
Mortgage-backed securities	-	-	4.69
Municipal securities	5,152	5,007	6.51
Restricted equity securities	2,882	2,882	4.08
	$21,056	$21,148	5.15%

	December 31, 2007
			Weighted
	Amortized	Fair	Average
	Cost	Value	Yield
	(Dollars in Thousands)
U.S. Government sponsored agency securities	$15,744	$15,787	5.03%
Mortgage-backed securities	4,843	4,814	4.61
Municipal securities	6,011	6,069	6.44
Restricted equity securities	2,138	2,138	5.95
	$28,736	$28,808	5.38%

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

	December 31, 2008
			Weighted
	Amortized	Fair	Average
	Cost	Value	Yield
	(Dollars in Thousands)
One to Three Years	$454	$462	3.66%
Three to Five Years	1,851	1,870	3.77
Five to Ten Years	4,150	4,172	4.91
Over Ten Years	11,719	11,762	4.97
	$18,174	$18,266	5.15%

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

The specific economic and credit risks associated with our loan portfolio, especially the real estate portfolio, include, but are not limited to, a general downturn in the economy which could affect unemployment rates in our market area, general real estate market deterioration, interest rate fluctuations, deteriorated or non-existing collateral, title defects, inaccurate appraisals, financial deterioration of borrowers, fraud, and any violation of banking protection laws.  Construction lending can also present other specific risks to the lender such as whether developers can find builders to buy lots for home construction, whether the builders can obtain financing for the construction, whether the builders can sell the home to a buyer, and whether the buyer can obtain permanent financing.  The above factors are now factors in our local economy.  The downturn happened quickly during 2008, and we are still dealing with those after effects.  We have tightened our lending criteria to conserve our capital for dealing with problem loans.

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

MANAGEMENT'S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Types of Loans

The amounts of loans outstanding at the indicated dates are shown in the following table according to the type of loan.

	2008	2008	2007	2007
	Total	%	Total	%
(Dollars in Thousands)
Commercial, financial and agricultural	$17,432	7.0%	$19,599	8.1%
Real estate - construction	47,998	19.2%	47,529	19.5%
Real estate - mortgage	177,924	71.2%	168,880	69.4%
Consumer, installment and other	6,502	2.6%	7,288	3.0%
	249,856	100.0%	243,296	100.0%
Unearned income	(220)		(266)
Allowance for loan losses	(5,388)		(3,281)
Loans, net	$244,248		$239,749

Maturities and Sensitivities of Loans to Changes in Interest Rates

Total loans as of December 31, 2008 are shown in the following table according to contractual maturity.

	Commercial	Construction	Other	Total
	(Dollars in Thousands)
Within Three Months	$5,503	$25,236	$38,240	$68,979
Over Three Months to One Year	5,173	17,004	32,741	54,918
Over One Year to Three Years	3,570	2,849	77,394	83,813
Over Three Years	3,236	2,909	36,001	42,146
	$17,482	$47,998	$184,376	$249,856

The following table summarizes loans at December 31, 2008 with due dates after one year that have predetermined and floating or adjustable interest rates.

(Dollars
in Thousands)
Predetermined interest rates	$ 97,508
Floating or adjustable interest rates	28,451
$ 125,959

MANAGEMENT'S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Risk Elements

Information with respect to nonaccrual, past due, restructured and other problem loans at December 31, 2008 and 2007 is as follows:

	December 31,
	2008	2007
Nonperforming loans:
Nonaccrual loans	19,980	3,145
Restructured loans	0	0
Other real estate owned	9,135	2,338
Total nonperforming loans	29,115	5,483

Potential problem loans:
Loans 90 days or more past due and still accruing	1,499	791
Total nonperforming and potential problem loans	30,614	6,274

Nonperforming assets to total loans and other real estate	11.83%	2.56%
Reserve for loan losses to nonperforming loans	17.60%	52.29%

Interest at contracted rates (a)	418	41
Interest recorded as income	0	0
Reduction of interest income for period	418	41

(a) Interest income on nonaccruals that would have beeen recorded, if the loans remained current and in accordance with original terms.

It is our policy to discontinue the accrual of interest income when, in the opinion of management, collection of interest becomes doubtful due to factors such as (1) a significant deterioration in the financial condition of the borrower and full repayment of principal and interest is not expected, and (2) the principal or interest is more than ninety days past due, unless the loan is both well-secured and in the process of collection.

The Bank has assigned an experienced banker as head of our Special Assets Department, which handles all our non-performing assets ("NPAs"), which are defined as loans past due 90 days or more, nonaccrual loans, and foreclosed real estate ("OREO").  The Bank has a larger than normal inventory of OREO that is currently working through the balance sheet.  We have assigned another experienced banker to work with the head of the Special Assets Department.  This officer's duties include managing the foreclosed real estate portfolio, assessing potential losses and gains, and marketing the property for a quick sale at an acceptable loss.  Management considers its approach to the problem assets on the balance sheet as aggressive and will continue to get more aggressive as circumstances dictate.

Nonaccrual loans at December 31, 2008 were $19,980,000, compared to $3,145,000 at December 31, 2007.  Credit quality has continued to deteriorate concurrently with the economic environment.  The Bank works diligently with its past due customers to assist them in solutions to their credit problems, many of which are the result of a slow-down in the customers' business activities.  These loans are spread out among various lending types.  The Bank does not carry heavy concentrations in construction lending.  After identification of problem loans in the portfolio, construction and development loans comprised only 19.2% of the total portfolio at December 31, 2008 and 19.5% at December 31, 2007.

MANAGEMENT'S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Loans classified for regulatory purposes as loss, doubtful, substandard, or special mention that have not been included in the table do not represent or result from trends or uncertainties which management reasonably expects will materially impact future operating results, liquidity or capital resources. These classified loans do not represent material credits about which management is aware of any information which causes management to have serious doubts as to the ability of such borrowers to comply with the loan repayment terms.

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

	Year Ended December 31,
	2008	2007
	(Dollars in Thousands)
Average amount of loans outstanding	$257,085	$241,083

Balance of allowance for loan losses at beginning of year	3,280	2,791

Loans charged off:
Installment loans	246	123
Real estate-mortgage	1,860	118
Commercial	281	97
	2,387	338

Loans recovered:
Installment loans	42	46
Real estate mortgage	15	26
Commercial	5	17
	62	89

Net charge-offs	2,325	249

Additions to allowance charged to operating expense during year	4,433	738
Balance of allowance for loan losses at end of year	$5,388

Ratio of net loans charged off during the year to average loans outstanding	0.90%	0.10%

MANAGEMENT'S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Allowance for Loan Losses

Management continually evaluates its loan loss reserve for adequacy.  Our evaluation considers significant factors relative to the credit risk and loss exposure in the loan portfolio, including past due and classified loans, historical experience, underlying collateral values, and current economic conditions that may affect the borrower's ability to repay.  The allowance for loan losses is evaluated by allocating a reserve based on 13 month historical average of charge offs.  This reserve is applied by loan type, excluding highly graded loans and those for which a specific reserve is maintained.  Classified and impaired loans may require a specific reserve based on the facts surrounding the loan, including but not limited to inadequate collateral coverage, insufficient cash flow or other credit quality issues.  A general reserve is established for the entire loan portfolio, less specific reserves, based on the current economic and interest rate environments, loan portfolio volumes and concentrations, industry standards, recent credit quality experience, and management experience.  This evaluation is inherently subjective, as it requires estimates that are susceptible to significant change.  The general reserve allows for conditions that may arise that do not occur frequently or for which a specific reserve is not present.

In addition to the analysis procedures above, the credit administration department has continually monitored the performance of the loan portfolio.  Some additional provisions to the reserve were made on rated assets that may be more likely to cause losses given the current environment.  The current reserve as a percentage of the loan portfolio is 2.16% compared to 1.35% at December 31, 2007.  The current reserve reflects the potential of losses in the portfolio at December 31, 2008 given more aggressive impairment testing and after some identified losses have occurred.  Losses may vary from current estimates and future additions to the allowance may be necessary.  Thus, there can be no assurance that charge-offs in future periods will not exceed the allowance for loan losses as estimated at any point in time.  Management believes the loan loss reserve is adequate at this time.

	December 31, 2008		December 31, 2007
	Amount	Percent of Loans in each category to total loans	Amount	Percent of Loans in each category to total loans
	(Dollars in Thousands)		(Dollars in Thousands)
Commercial, financial and agricultural	$131	6.98%	$273	8.06%
Real estate - construction	$469	19.21%	$395	19.54%
Real estate - mortgage	$1,442	71.21%	$1,401	69.40%
Consumer, installment and other	$48	2.60%	$232	3.00%
Specific allocation for impaired loans	$3,268	N/A	$912	N/A
Unallocated	$30	N/A	$67	N/A
	$5,388	100%	$3,280	100%

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

	December 31, 2008		December 31, 2007
	Average		Average
	Balance (1)	Percent	Balance (1)	Percent
	(Dollars in Thousands)		(Dollars in Thousands)
Noninterest-bearing demand deposits	$16,882	N/A	$18,557	N/A
Interest-bearing demand deposits & MMDA	99,568	2.75%	110,416	4.11%
Savings Deposits	6,082	1.63%	6,402	2.20%
Time Deposits	128,141	4.50%	103,273	5.15%
	$250,673	3.43%		$4.19%

 (1)   Average balances were determined using the daily average balances during the year.

(Dollars in Thousands)

Three months or less	$19,685
Over three months through six months	7,061
Over six months through twelve months	21,166
Over twelve months	24,581
$72,493

The amounts of time certificates of deposit issued in amounts of $100,000 or more as of December 31, 2008 are shown below by category, which is based on time remaining until maturity of (1) three months or less, (2) over three through six months, (3) over six through twelve months, and (4) over twelve months.