Form 10-K, Exhibit 13
period 2008-12-31
UNITY HOLDINGS INC
filed 2009-03-27
CIK 1054929

UNITY HOLDINGS, INC. AND SUBSIDIARY CONSOLIDATED FINANCIAL REPORT DECEMBER 31, 2008

March 31, 2009

Dear Valued Shareholder:

The tenth year of our existence brought with it many challenges.  Our economy and our customers are experiencing difficult times and that impacts the Company as well.  We're suffering because our customers are hurting. Recent problems in the loan portfolio are larger than at any point in the history of the Bank.  The trickle-down effect of the problems on Wall Street and of a handful of unmanageable big banks has touched the lives of nearly everyone in the country.  As a result, we are seeing our fair share of problem loans, like most all other banks.  Given time, the normal self-correcting nature of the market should help resolve these issues.  The Bank has entered into a written formal agreement with its primary regulator which outlines specific steps needed to improve loan portfolio strength, preserve liquidity, and increase capital levels to absorb losses.  Many of the processes prescribed by the OCC were put in place months before the agreement was signed.  We believe the agreement echoes our ongoing mission to add value to your investment in Unity.

We are moving forward in serving our customers from a position of fiscal integrity and soundness; and we are not operating as a statistic ratio on a chart.  We simply are working with our customers through their problems and protecting the viability of the Company to the best of our abilities.  While we are dealing with our issues, we were cautious in our construction lending when the building boom was on.  Our concentration of loans in this now failing industry was substantially lower than other banks in the metro Atlanta area.  We continue to operate in a safe and sound manner as we have done over the history of the Company.

We have not experienced substantial decreases in deposit accounts.  In other words, our deposit customers continue to see the Bank's strength and hold a great deal of trust in us.  In the first quarter of 2009, we have seen growth in our checking account balances, as customers have seen us as a safe haven from the stock market and other problem banks.  We believe this trend will continue and will maintain our liquid asset resources.

As we work through 2009, we believe we are building a foundation of strength and security on which to grow as the economic environment improves.  The banking industry will undoubtedly see changes as a result of this recession.  The Bank and its staff stand ready to work through the challenges ahead.  The Board is committed to working through this tough economic environment and preparing for a return to prosperity in our North Georgia markets.  When you come by one of our five locations, you will be greeted by knowledgeable folks that will help you with your financial decisions with advice you can trust.  I urge you to review the annual report carefully for a thorough explanation of the Company's performance during 2008.

Sincerely,

Michael L. McPherson,

President & CEO

LOCATIONS
MAIN OFFICE 950 Joe Frank Harris Parkway Cartersville, GA 30121	ADAIRSVILLE 7450 Adairsville Highway, NW Adairsville, GA 30103	ROME 42 Three Rivers Drive Rome, GA 30161

HENDERSON DRIVE 601 Henderson Drive Cartersville, GA 30120	CALHOUN 150 W.C. Bryant Parkway Calhoun, GA 30701	OPERATIONS CENTER 34 Center Road Cartersville, GA 30121

DIRECTORS
JERRY W. BRADEN Chairman	KENNETH R. BISHOP	DONALD D. GEORGE	JOHN S. LEWIS

SAM R. McCLESKEY	MICHAEL L. MCPHERSON	STEPHEN A. TAYLOR	B. DON TEMPLES

EXECUTIVE OFFICERS
MICHAEL L. MCPHERSON President and Chief Executive Officer

W. STEWART GRIGGS Executive Vice President Senior Loan Officer		ELI D. MULLIS Senior Vice President Chief Financial Officer

MAIN OFFICE - CARTERSVILLE
KIMBERLY ABERNATHY Vice President Human Resources	CONNIE MITCHELL-WHITE Vice President Retail Division Officer
RICK HUGHES Vice President Lending Manager	DONA WISNOM Vice President Lending Officer
FRANK FELKER Vice President Special Assets Manager	TERESA BROWN Retail Banking Officer
MARIE HARPER Business Solutions Officer

HENDERSON DRIVE - CARTERSVILLE
RICK KOLLHOFF Vice President Senior Officer	APRIL HARBIN Retail Banking Officer

ADAIRSVILLE
MICHAEL SMITH Vice President Senior Officer

ROME
JOHN GRAHAM Vice President Senior Officer	MIKE STOVER Vice President Lending Officer

CALHOUN
STANLEY TAYLOR Vice President Senior Officer

OPERATIONS

MICHELLE BAILEY Vice President Loan Operations	CHRISTIE McLAUGHLIN Vice President Deposit Operations
BRANDON ADAMS Accounting Officer	JEFF STARKE Vice President Technology Officer
HAZEL D. TEMPLES BSA Officer

UNITY HOLDINGS, INC.

AND SUBSIDIARY

CONSOLIDATED FINANCIAL REPORT

DECEMBER 31, 2008

Table of Contents

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS

Consolidated balance sheets	2
Consolidated statements of operations	3
Consolidated statements of comprehensive income (loss)	4
Consolidated statements of stockholders' equity	5
Consolidated statements of cash flows	6
Notes to consolidated financial statements	7-31
Selected Financial Data	32
Management's Discussion and Analysis of Financial Condition and Results of Operations	33-49

MAULDIN & JENKINS

Certified Public Accountants, LLC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors

Unity Holdings, Inc.

Cartersville, Georgia

We have audited the accompanying consolidated balance sheets of Unity Holdings, Inc. and subsidiary as of December 31, 2008 and 2007, and the related consolidated statements of operations, comprehensive income (loss), stockholders' equity and cash flows for the years then ended.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Unity Holdings, Inc. and subsidiary as of December 31, 2008 and 2007, and the results of their operations and their cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

MAULDIN & JENKINS, LLC

Atlanta, Georgia

March 25, 2009

UNITY HOLDINGS, INC.
AND SUBSIDIARY
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2008 AND 2007
	2008	2007
Assets
Cash and due from banks	$4,196,837	$6,311,833
Interest-bearing deposits in banks	905,830	155,862
Federal funds sold	11,172,000	3,898,000
Securities available for sale	18,265,634	26,669,876
Restricted equity securities, at cost	2,881,678	2,138,278
Loans	249,636,747	243,029,718
Less allowance for loan losses	5,388,430	3,280,508
Loans, net	244,248,317	239,749,210
Premises and equipment	10,989,657	11,416,651
Foreclosed assets	9,136,196	2,358,998
Other assets	11,234,044	9,302,811
TOTAL ASSETS	$313,030,193	$302,001,519

Liabilities, Redeemable Common Stock and Stockholders' Equity
Deposits
Noninterest-bearing	$13,329,798	$17,587,778
Interest-bearing	235,752,907	236,795,724
Total deposits	249,082,705	254,383,502
Other borrowings	38,900,000	22,250,000
Guaranteed subordinated debentures	3,093,000	3,093,000
Other liabilities	1,669,278	1,468,872
TOTAL LIABILITIES	292,744,983	281,195,374

Commitments and contingencies (Note 13)

Redeemable common stock held by KSOP	551,512	662,490

Stockholders' equity
Preferred stock, par value $.01; 10,000,000 shares
authorized; none issued	-	-
Common stock, par value $.01; 10,000,000 shares authorized;
1,148,513 and 987,557 issued and outstanding, respectively	11,485	9,876
Capital surplus	11,785,163	10,137,494
Retained earnings	7,876,572	9,948,751
Accumulated other comprehensive income	60,478	47,534
Total stockholders' equity	19,733,698	20,143,655
TOTAL LIABILITIES, REDEEMABLE COMMON STOCK
AND STOCKHOLDERS' EQUITY	$313,030,193	$302,001,519

See Notes to Consolidated Financial Statements.

UNITY HOLDINGS , INC.
AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 2008 AND 2007

	2008	2007
Interest income
Loans	$17,664,776	$21,268,477
Taxable securities	1,064,256	1,017,237
Nontaxable securities	244,139	257,792
Federal funds sold	38,811	239,419
Interest-bearing deposits in banks	4,935	46,586
Total interest income	19,016,917	22,829,511
Interest expense
Deposits	8,603,111	9,992,481
Borrowings	1,799,631	1,815,949
Total interest expense	10,402,742	11,808,430
Net interest income	8,614,175	11,021,081
Provision for loan losses	4,433,000	737,776
Net interest income after provision for loan losses	4,181,175	10,283,305

Other income
Service charges on deposit accounts	1,210,660	1,145,051
Mortgage loan fees	321,016	388,704
Gain on sale of foreclosed real estate	-	223,757
Other operating income	499,750	358,329
Total other income	2,031,426	2,115,841
Other expenses
Salaries and employee benefits	4,851,245	4,972,229
Equipment and occupancy expenses	1,192,398	1,124,954
Loss on sale of securities available for sale	16,048	-
Loss on sale of foreclosed real estate	443,498	-
Other operating expenses	3,475,428	2,362,423
Total other expenses	9,978,617	8,459,606

Income (loss) before income taxes (benefits)	(3,766,016)	3,939,540
Income tax expense (benefit)	(1,602,547)	1,330,378
NET INCOME (LOSS)	$(2,163,469)	$2,609,162

Basic earnings (losses) per share	$(2.08)	$2.64
Diluted earnings (losses) per share	$(2.08)	$2.32

See Notes to Consolidated Financial Statements.

UNITY HOLDINGS, INC.
AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
YEARS ENDED DECEMBER 31, 2008 AND 2007

	2008	2007

Net income (loss)	$(2,163,469)	$2,609,162

Other comprehensive income:
Unrealized holding gains on securities available for sale:

Unrealized holding gains on securities arising during period,
net of tax of $1,212 and $62,725, respectively	2,352	121,758

Reclassification adjustment for losses realized in net income,
net of benefit of $5,456 and $0, respectively.	10,592	-

Other comprehensive income	12,944	121,758

Comprehensive income (loss)	$(2,150,525)	$2,730,920

See Notes to Consolidated Financial Statements.

UNITY HOLDINGS, INC.
AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 2008 AND 2007

					Accumulated
					Other	Total
	Common Stock		Capital	Retained	Comprehensive	Stockholders'
	Shares	Par Value	Surplus	Earnings	Income (Loss)	Equity

Balance, December 31, 2006	990,030	9,900	10,166,421	7,496,033	(74,224)	17,598,130
Net income	-	-	-	2,609,162	-	2,609,162
Adjustment for shares owned
by KSOP	-	-	-	(156,444)	-	(156,444)
Retirement of common stock	(2,473)	(24)	(74,165)	-	-	(74,189)
Stock compensation	-	-	45,238	-	-	45,238
Other comprehensive income	-	-	-	-	121,758	121,758
Balance, December 31, 2007	987,557	9,876	10,137,494	9,948,751	47,534	20,143,655
Net loss	-	-	-	(2,163,469)	-	(2,163,469)
Exercise of stock options and warrants	163,460	1,634	1,634,961	-	-	1,636,595
Adjustment for shares owned
by KSOP	-	-	-	91,290	-	91,290
Retirement of common stock	(2,504)	(25)	-	-	-	(25)
Stock compensation	-	-	12,708	-	-	12,708
Other comprehensive income	-	-	-	-	12,944	12,944
Balance, December 31, 2008	1,148,513	$11,485	$11,785,163	$7,876,572	$60,478	$19,733,698

See Notes to Consolidated Financial Statements.

7

UNITY HOLDINGS, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2008 AND 2007
	2008	2007
OPERATING ACTIVITIES
Net income (loss)	$(2,163,469)	$2,609,162
Adjustments to reconcile net income (loss) to net
cash provided by operating activities:
Depreciation	578,050	598,451
Provision for loan losses	4,433,000	737,776
Other real estate valuation reserve	125,380	-
Deferred income taxes	(796,533)	(163,892)
Loss on sale of securities available for sale	16,048	-
Loss on disposal of fixed assets	431	847
Write down of other real estate	207,061	-
Loss (gain) on sale of other real estate	443,498	(224,110)
Decrease (increase) in interest receivable	520,404	(241,436)
(Decrease) increase in interest payable	(7,592)	73,188
Increase in taxes receivable	(1,097,890)	(63,730)
Stock compensation expense	12,708	45,238
Net other operating activities	(355,780)	(272,211)
Net cash provided by operating activities	1,915,316	3,099,283

INVESTING ACTIVITIES
Net (increase) decrease in interest-bearing deposits in banks	(749,968)	91,925
Purchases of securities available for sale	(16,488,820)	(7,974,204)
Proceeds from sales of securities available for sale	6,918,634	-
Proceeds from maturities\calls of securities available for sale	17,977,992	1,290,892
(Purchase) redemption of restricted equity securities	(743,400)	401,500
Net increase in federal funds sold	(7,274,000)	(3,898,000)
Net increase in loans	(18,060,506)	(21,664,911)
Purchase of cash surrender value life insurance	-	(3,200,000)
Capital improvements on other real estate owned	(193,113)	-
Proceeds from sale of other real estate owned	1,748,558	508,246
Purchase of premises and equipment	(151,487)	(202,788)
Net cash used in investing activities	(17,016,110)	(34,647,340)

FINANCING ACTIVITIES
Net increase (decrease) in deposits	(5,300,797)	44,899,972
Net decrease in federal funds purchased	-	(338,000)
Proceeds from other borrowings	26,750,000	19,350,000
Repayments of other borrowings	(10,100,000)	(30,950,000)
Purchase of common stock	-	(74,189)
Proceeds from exercise of stock options and warrants	1,636,595	-
Net cash provided by financing activities	12,985,798	32,887,783

Net increase (decrease) in cash and due from banks	(2,114,996)	1,339,726
Cash and due from banks at beginning of year	6,311,833	4,972,107
Cash and due from banks at end of year	$4,196,837	$6,311,833

SUPPLEMENTAL DISCLOSURES
Cash paid during the period for:
Interest	$10,410,334	$11,735,242
Income taxes	$291,876	$1,513,234

NONCASH TRANSACTIONS
Loans transferred to other real estate owned	$9,191,899	$4,290,624
Financed sales of other real estate owned	$63,500	$1,786,696

See Notes to Consolidated Financial Statements.

8

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

The Bank is required to maintain reserve balances in cash or on deposit with the Federal Reserve Bank, based on a percentage of deposits.  The total of those reserve balances was approximately $635,000 and $655,000 at December 31, 2008 and 2007, respectively.

Securities

Debt securities that management has the positive intent and ability to hold to maturity are classified as held-to-maturity and recorded at amortized cost.  Debt securities not classified as held-to-maturity are classified as available-for-sale and recorded at fair value with unrealized gains and losses excluded from earnings and reported in accumulated other comprehensive income net of the related deferred tax effect.  Equity securities without a readily determinable fair value are classified as available for sale and are recorded at cost.  Restricted equity securities without a readily determinable fair value are recorded at cost.

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

The accrual of interest on loans is discontinued when, in management's opinion, the borrower may be unable to meet payments as they become due, unless the loan is well-secured and in process of collection.  All interest accrued but not collected for loans that are placed on nonaccrual or charged off is reversed against interest income, unless management believes that the accrued interest is recoverable through the liquidation of collateral.  Interest income on nonaccrual loans is recognized on the cost-recovery method, until the loans are returned to accrual status.  Loans are returned to accrual status when all the principal and interest amounts are brought current and future payments are reasonably assured.

A loan is considered impaired when it is probable, based on current information and events, the Company will be unable to collect all principal and interest payments due in accordance with the contractual terms of the loan agreement.  Impaired loans are measured by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral if the loan is collateral dependent.  The amount of impairment, if any, and any subsequent changes are included in the allowance for loan losses.  Interest on accruing impaired loans is recognized as long as such loans do not meet the criteria for nonaccrual status.  Large groups of smaller balance homogeneous loans are collectively evaluated for impairments.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Other Real Estate Owned

Other real estate owned represents properties acquired through foreclosure.  Other real estate owned is held for sale and is carried at the lower of cost or fair value less estimated costs to sell.  Any write-down to fair value at the time of transfer to other real estate owned is charged to the allowance for loan losses.  Revenue and expenses from operations and changes in the valuation allowance are included in net expenses from foreclosed assets.  The Company had $9,135,107 and $2,338,092 of other real estate owned at December 31, 2008 and 2007, respectively.

Income Taxes

Deferred income tax assets and liabilities are determined using the balance sheet method.  Under this method, the net deferred tax asset or liability is determined based on the tax effects of the temporary differences between the book and tax bases of the various balance sheet assets and liabilities and gives current recognition to changes in tax rates and laws.  Management's determination of the realization of deferred tax assets is based upon management's judgment of various future events and uncertainties, including the timing, nature and amount of future income earned by the bank and the implementation of various  plans to maximize realization of deferred tax assets.  Management believes that the Company will generate sufficient operating earnings to realize the deferred tax benefits.

Stock Compensation Plans

At December 31, 2008, the Company has two stock-based employee compensation plans, which are described more fully in Note 9.  Grant-date fair value is measured on the date of grant using option-pricing models with market assumptions. The grant-date fair value is amortized into expense on a straight-line basis over the vesting period.  Option pricing models require the use of highly subjective assumptions, including but not limited to, expected stock price volatility, forfeiture rates, and interest rates, which if changed can materially affect fair value estimates. Accordingly the model does not necessarily provide a reliable single measure of the fair value of our stock options.   Under SFAS No. 123(R), stock-based compensation expense was $12,708 and $45,238 for the years ended December 31, 2008 and 2007, respectively.

Earnings (Losses) Per Share

Basic earnings (losses) per share are computed by dividing net income (loss) by the weighted average number of shares of common stock outstanding.  Diluted earnings (losses) per share are computed by dividing net income (loss) by the sum of the weighted average number of shares of common stock outstanding and potential common shares.  Potential common shares consist of stock options and stock warrants.

Comprehensive Income (Loss)

Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income (loss).  Although certain changes in assets and liabilities, such as unrealized gains and losses on available for sale securities, are reported as a separate component of the equity section of the balance sheet, such items, along with net income (loss), are components of comprehensive income (loss).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2.  MANAGEMENT'S PLAN OF ACTION

On February 3, 2009, Unity Holdings, Inc. and its subsidiary bank, Unity National Bank, executed a written agreement with the Office of the Comptroller of the Currency ("OCC").  The Company and its Board of Directors have taken an active role in working with the OCC to improve the condition of the Company and the Bank. All strategies implemented are designed to accomplish three primary goals:  (1) increase capital, (2) reduce the asset size of the Bank, and (3) reduce nonperforming assets.

Increasing Capital

The Company plans to improve the capital ratios of the subsidiary.  While we are currently well-capitalized per regulatory standards, the Company understands that additional capital may be necessary to absorb future losses.  In September 2008, the Board and Management injected over $1.6 million into the capital reserves by exercising founder warrants and vested options.  Approximately $650,000 has been used at the subsidiary level for capital replenishment.  We maintain a credit line at the holding company for capital injection that is still available.

Since the fourth quarter of 2008, we have contacted an ever expanding list of potential capital investor candidates.  These potential investors include current shareholders, individual investors (or a pool of individuals), and investment bankers.  We have spoken with groups originally convened to get a bank charter that were denied and also merger partners.   We continue to keep all avenues open to potential capital investors.

Improving earnings has also been a key strategy.  We have made drastic cuts to our noninterest expense.  We have gone through two rounds of staff cuts, from 86 employees in September 2008 to 74 in February 2009, a decrease of 14%.  We have implemented high floors on our loan renewal rates.  This plan serves a dual purpose.  Higher loan rates will encourage the customer to move the business.  If the loan stays, the higher rate helps to shore up the net interest margin.

Decreasing Asset Size

During the third quarter of 2008, we began slowing our growth, and quickly changed to a strategy of downsizing the assets of the Bank later in the same quarter.  From September 2008 to January 2009, we shrank the assets by $11.8 million, with a decrease of $15 million in the loan portfolio.  We have sold approximately $7.6 million in investments.  We do not intend to replace maturities or calls from the investment portfolio during 2009.  Our plan is to decrease in size by $20 - $25 million during 2009.

At January 31, 2009, our holdings in liquid assets (cash and Fed funds sold) stood at $11.6 million, an increase of approximately $5 million from September 2008 levels.  This cash reserve will be worked down as much as our liquidity needs will allow.  We paid off $6 million in FHLB advances in January and will pay off another $5.4 million during 2009.  Deposits saw an elevated rate of decrease beginning in the third quarter of 2008 as concerns of bank failures and potential loss of deposits swept through the public.  After the introduction of $250,000 in FDIC insurance, the deposit run-off has abated.  We have let some high cost CD money run off when rates remained high.  In December and January, our competitive markets saw a break in CD rates, so we have retained more overall local deposits during 2009.

Non-accrual loans saw a $3 million decrease in January 2009 when compared to September 2008 levels.  Most of these moved into OREO, which increased $5.9 million.  However, the net decrease in non-accrual activity indicates fewer (or smaller) balances being put into nonaccrual status.  In the first quarter of 2009, we have seen more contracts on our foreclosed houses and more interest from prospects in our holdings.

We have reviewed several other shrinking strategies, such as aggressively participating loans, cashing out or converting our bank owned life insurance, and entering into a sale\leaseback agreement on our facilities.  These and any other strategies are continually reviewed for possible implementation.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2.  MANAGEMENT'S PLAN OF ACTION (Continued)

Reducing Nonperforming Assets

The optimum solution to reaching the proposed risk-based capital ratios is to decrease our portfolio of non-performing assets ("NPAs") with as little loss as possible.  In October 2008, our board appointed a Special Assets Committee composed of outside directors to review our NPA levels and determine a course of action.  Soon after, Management appointed a lender from our Rome Office, to oversee the disposition of foreclosed real estate.  In December 2008, the Bank hired a banker experienced in problem loan resolution to act as our Special Assets Department Manager, charged primarily with working out our rated assets and managing the entire NPA portfolio process.  We have rounded out the team with clerical help to allow them to address problems quickly and decisively.

We have taken an aggressive stance in working with our problem assets.  Nonaccruals are being worked earlier.  Where applicable, they are moving through the foreclosure process as fast as possible.  Nonaccruals have dropped $3 million since September 2008.  Most of that was moved to OREO, which increased $6 million over the same period.  Once we have control of the property, it is a quicker process for us to clear the NPA off the books.  We currently have contracts for four of our OREO properties at pricing better than initial estimates.  Several other properties are generating interest from potential purchasers.

Executive management has reviewed the formal agreement's various reporting dates and has begun to implement its requirements.  The management team is driving the process of compliance with the formal agreement, which addresses the three main goals mentioned above.  The Board receives monthly reporting on our progress and has been involved in assisting Management, particularly in the areas of problem asset management.  The specific areas cited in the written agreement are summarized below.  The full reporting to the board and the OCC mentioned below will begin using the data for the first quarter ended March 31, 2009.

Compliance Committee.  The Board must appoint a committee to oversee the implementation of the requirements of the written agreement.  The entire board will serve as the compliance committee.

Criticized Assets.  The Bank must take immediate action to eliminate assets criticized during the exam, including specific courses of action for each asset over $500,000, board review of these assets, and full board approval for renewals of these problem loans.  The Special Assets Committee has identified these loans, prepared workout plans, and have put in place the reporting mechanism to the Board.

Loan Concentrations.  The OCC instructed the Bank to develop a program to ensure with the loan concentration guidelines put forth in OCC Bulletin 2006-46.  The Bank is implementing various analyses to quantify the risk within its concentrations and to determine the best course of action to reduce and maintain lower concentrations.  Loan policies are being adjusted to ensure clear guidance on acceptable concentration levels, as are various credit underwriting standards.

Loan Portfolio Management.  The Bank must adopt more stringent underwriting policies, ensuring that adequate collateral and cash flow secure the loan portfolio.  The Bank must monitor the loan portfolio to provide early identification of problem loans and to provide additional reporting to the Board.  Management has begun to address the underwriting changes with additions to the loan portfolio.  Board reporting has been increased.

Allowance for Loan Loss Reserve.  The loan loss reserve must be adequately calculated using several factors such as specific reserves for problem assets, historical losses, and subjective factors.  The Board must review this on a quarterly basis, and any deficiencies must be remedies in the quarter in which they occur.  We have historically followed this procedure, and our process has been validated by the OCC.

Other Real Estate Owned ("OREO").  OREO reporting to the Board must become more detailed.  Marketing strategies for each piece must be defined.  The opportunity cost of holding the property must be analyzed.  The Bank has to target time frames for disposal of the property and/or time frames for future write downs.  The Bank, through the Special Asset Committee, has begun this project.

Liquidity.  The Board must ensure that the liquidity of the Bank is maintained at adequate levels.  Management has added to its liquidity reporting and now tracks all areas of liquidity risk.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Strategic Plan.  The Board must adopt a new strategic plan that incorporates the requirements of the formal agreement and is appropriate for the risk profile of the Bank.  Management is in the process of drafting a plan for Board approval.

NOTE 3.  SECURITIES

The amortized cost and fair value of securities are summarized as follows:

		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
Securities Available for Sale
December 31, 2008:
U.S. Government sponsored agency securities	$13,022,371	$236,135	$-	$13,258,506
Municipal securities	5,151,630	31,311	(175,813)	5,007,128
	$18,174,001	$267,446	$(175,813)	$18,265,634

December 31, 2007:
U.S. Government sponsored agency securities	$15,744,312	$47,452	$(4,661)	$15,787,103
Municipal securities	6,010,459	83,943	(25,840)	6,068,562
Mortgage-backed securities	4,843,084	12,482	(41,355)	4,814,211
	$26,597,855	$143,877	$(71,856)	$26,669,876

Securities with a carrying value of $15,746,599 and $15,889,501 at December 31, 2008 and 2007, respectively, were pledged to secure public deposits and for other purposes required or permitted by law.

Gross losses of $16,048 were realized in sales of securities available for sale for the year ended December 31, 2008.  There were no realized gains or losses on sales of securities available for sale during 2007.

The amortized cost and fair value of debt securities as of December 31, 2008 by contractual maturity are shown below.  Maturities may differ from contractual maturities of mortgage-backed securities because the mortgages underlying the securities may be called or repaid without penalty.  Therefore, these securities are not included in the maturity categories in the following summary.

	Securities Available for Sale
	Amortized	Fair
	Cost	Value
Due in less than one year	$-	$-
Due from one to five years	2,304,980	2,331,674
Due from five to ten years	4,149,996	4,171,948
Due after ten years	11,719,025	11,762,012
	$18,174,001	$18,265,634

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3.  SECURITIES (Continued)

Restricted equity securities consist of the following:

	2008	2007
Federal Home Loan Bank stock	$2,292,000	$1,557,500
Federal Reserve Bank stock	373,500	364,600
Other correspondent bank stock	123,178	123,178
Trust preferred securities	93,000	93,000
	$2,881,678	$2,138,278

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

At December 31, 2008 twelve debt securities have unrealized losses totaling $175,813, which represents a 5.65% aggregate depreciation from the Company's amortized cost basis.  At December 31, 2007 no debt securities had unrealized losses with aggregate depreciation of 5% or more from the Company's amortized cost basis.  In analyzing an issuer's financial condition, management considers whether the securities are issued by the federal government or its agencies, whether downgrades by bond rating agencies has occurred, and industry analysts' reports.  As management has the ability to hold debt securities until maturity, or for the foreseeable future if classified as available for sale, no declines are deemed to be other than temporary.

The following table shows the gross unrealized losses and fair value of securities, aggregated by category and length of time that securities have been in a continuous unrealized loss position at December 31, 2008 and 2007.

	Less Than Twelve Months		Twelve Months or More
	Gross		Gross
	Unrealized	Fair	Unrealized	Fair
	Losses	Value	Losses	Value
December 31, 2008:
State and municipal securities	$124,344	$2,583,716	$51,469	$352,192
Temporarily impaired debt securities	$124,344	$2,583,716	$51,469	$352,192

December 31, 2007:
U.S. Government sponsored federal agencies	$3,137	$1,000,835	$1,524	$995,000
State and municipal securities	-	-	25,840	789,632
Mortgage-backed securities	7,236	971,225	34,119	2,074,152
Temporarily impaired debt securities	$10,373	$1,972,060	$61,483	$3,858,784

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4.  LOANS

The composition of loans is summarized as follows:

	December 31,
	2008	2007

Commercial, financial and agricultural	$17,431,524	$19,599,346
Real estate - construction	47,997,692	47,528,638
Real estate - mortgage	177,923,539	168,879,644
Consumer, installment and other	6,503,284	7,287,901
	249,856,039	243,295,529
Net deferred loan fees	(219,292)	(265,811)
Allowance for loan losses	(5,388,430)	(3,280,508)
Loans, net	$244,248,317	$239,749,210

Changes in the allowance for loan losses are as follows:

	Years Ended December 31,
	2008	2007

Balance, beginning of year	$3,280,508	$2,791,343
Provision for loan losses	4,433,000	737,776
Loans charged off	(2,387,274)	(337,579)
Recoveries of loans previously charged off	62,196	88,968
Balance, end of year	$5,388,430	$3,280,508

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4.  LOANS (Continued)

The following is a summary of information pertaining to impaired loans:

	As of and for the Years Ended
	December 31,
	2008	2007
Impaired loans without a valuation allowance	$13,635,258	$791,451
Impaired loans with a valuation allowance	13,627,494	7,570,376
Total Impaired loans	27,262,752	8,361,827
Valuation allowance related to impaired loans	3,268,575	912,095
Average investment in impaired loans	$13,057,950	$2,446,514

Interest income recognized on impaired loans for cash payments received was not material for the years ended December 31, 2008 and 2007.  Loans on nonaccrual status amounted to approximately $19,980,000 and $3,145,000 at December 31, 2008 and 2007, respectively.  Loans past due ninety days or more and still accruing interest were approximately $1,499,249 and $791,000 at December 31, 2008 and 2007, respectively.

In the ordinary course of business, the Company has granted loans to certain related parties including directors, executive officers and their affiliates.  The interest rates on these loans were substantially the same as rates prevailing at the time of the transaction and repayment terms are customary for the type of loan.  Changes in related party loans for the year ended December 31, 2008 are as follows:

Balance, beginning of year	$1,288,480
Advances	1,885,022
Less repayments	1,749,584
Balance, end of year	$1,423,918

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5.  PREMISES AND EQUIPMENT

Premises and equipment are summarized as follows:

	December 31,
	2008	2007

Land and land improvements	$3,715,730	$3,715,730
Buildings	7,730,930	7,721,615
Equipment	2,489,647	2,386,265
	13,936,307	13,823,610
Accumulated depreciation	(2,946,650)	(2,406,959)
	$10,989,657	$11,416,651

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6.  DEPOSITS

The aggregate amount of time deposits in denominations of $100,000 or more at December 31, 2008 and 2007 was $72,493,809 and $62,773,157 respectively.  The scheduled maturities of total time deposits at December 31, 2008 are as follows:

2009	$98,534,010
2010	25,440,929
2011	10,842,084
2012	5,421,437
2013	5,819,296
$146,057,756

Total overdrafts reclassified to loans at December 31, 2008 and 2007 were $50,794 and $110,990, respectively.

The Company had brokered certificates of deposit at December 31, 2008 and 2007 of $23,322,323 and $17,250,170, respectively.

NOTE 7.  OTHER BORROWINGS

Other borrowings consist of the following:

	December 31,
	2008	2007
FTN, Financial Line of Credit with interest payable quarterly at 2.75%, due April 2009.	$1,500,000	$-
Federal Home Loan Bank advances with interest payable at various intervals at interest rates ranging from 2.90% to 5.32%, due at various maturity dates between January 22, 2009 and June 29, 2012.	$37,400,000	$22,250,000
	$38,900,000	$22,250,000

Contractual maturities of other borrowings as of December 31, 2008 are as follows:

2009	$12,500,000
2010	6,000,000
2011	7,000,000
2012	13,400,000
$38,900,000

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The FTN, Financial line of credit is collateralized by the bank's common stock.  There are currently no debt covenants in place.  The FHLB advance line is collateralized by a blanket lien on the Company's 1-4 family mortgage, home equity loans, multifamily and commercial real estate and $397,012 in cash held at the FHLB.  The loans pledged as collateral had an approximate carrying amount of $77,693,201 as of December 31, 2008.

NOTE 8.  GUARANTEED SUBORDINATED DEBENTURES

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

The trust preferred securities and the related debentures were issued on December 18, 2003.  Distributions on the trust preferred securities are paid quarterly.  Interest on the Debentures is paid on the corresponding dates.  The aggregate principal amount of Debentures outstanding at December 31, 2008 and 2007 were $3,093,000.  Certain issue costs have been deferred and recorded in other assets in the accompanying balance sheet.  The issue costs are being amortized over the initial five year period until the first call date.  There was no remaining outstanding balance of the unamortized issue costs at December 31, 2008 and at December 31, 2007 the balance was $15,987, and was included in other assets.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9.   STOCK COMPENSATION PLANS

	Years Ended December 31,
	2008		2007
		Weighted Average		Weighted Average
	Number	Exercise Price	Number	Exercise Price
Under option, beginning of year	82,960	$13.60	82,960	$13.60
Granted	-	-	-	-
Exercised	(40,960)	10.05	-	-
Terminated	-	-	-	-
Under option, end of year	42,000	17.07	82,960	13.60

Exercisable, end of year	40,000	$16.90	78,960	$13.25

Total intrinsic value of exercised shares		$489,520		$-

Weighted average remaining contractual term of exercisable options (in years)		4.4		3.1

Aggregate intrinsic value of total outstanding options		$333,000		$1,360,200

Aggregate intrinsic value of exercisable options		$204,000		$1,322,200

The Company has an incentive stock option plan that allows for an annual increase in shares available for options up to a total of 150,000 shares.  At December 31, 2008, the Company has available 134,351 shares of common stock for issuance to key employees and directors.  Options are granted at the fair value of the Company's common stock on the date of grant and expire ten years from the effective date of the grant.  The options vest at a rate of 20% per year.

Other pertinent information related to the options is as follows:

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9.   STOCK COMPENSATION PLANS (Continued)

Additional information pertaining to options outstanding at December 31, 2008 is as follows:

	Options Outstanding			Options Exercisable
		Weighted Average Remaining Contractual Life	Weighted Average Exercise Price		Weighted Average Exercise Price
Range of Exercise Price	Number Outstanding			Number Exercisable
$16	32,000	4 years	$16.00	32,000	$16.00
$19	5,000	6 years	$19.00	4,000	$19.00
$22	5,000	6 years	$22.00	4,000	$22.00

In 1998, the Company granted 140,000 common stock warrants to its initial directors.  In 2008, the warrants were exercised at a price of $10 per share.  There were no remaining warrants outstanding at December 31, 2008.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model.  No options were granted in 2008 or 2007.  At December 31, 2008, there was $6,352 in unrecognized compensation expense related to stock-based payments, which is expected to be recognized during 2009 in total.

NOTE 10.   OTHER EMPLOYEE AND DIRECTOR BENEFIT PLANS

Employee Stock Ownership Plan

In 2002, the Company established a leveraged Employee Stock Ownership Plan with 401-k provisions (KSOP) for the benefit of employees who meet certain eligibility requirements, subject to IRS limits.  Contributions to the KSOP are determined by the Board of Directors of the Company taking into consideration the financial condition and fiscal requirements of the Company and such other factors as the Board of Directors may deem pertinent and applicable under the circumstances.  The Company made no matching contributions in 2008 and $70,757 in 2007, respectively.  The KSOP has no debt as of December 31, 2008 and December 31, 2007.  The match for 2007 was paid in Company stock at approximately $30 per share.  The KSOP owned 21,212 and 22,083 shares of the Company's common stock as of December 31, 2008 and 2007, respectively, which were purchased solely from employee contributions to the KSOP.  During 2008, 871 shares were liquidated by plan participants.  These shares were retired.  During 2007, the KSOP purchased 4,327 shares from outside shareholders at prevailing market prices.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10.   OTHER EMPLOYEE AND DIRECTOR BENEFIT PLANS (Continued)

Deferred Compensation Plan

In 2002, the Company established a deferred compensation plan providing for death and retirement benefits for its directors.  The balance of deferred compensation included in other liabilities at December 31, 2008 and December 31, 2007 amounted to $752,357 and $545,436, respectively.  Deferred compensation and other associated expenses amounted to $206,921 and $96,313 for the years ended December 31, 2008 and 2007, respectively.  Original expense accruals accounted for the present value of future cash flows from the plan.  The current accruals account for the actual deferred amounts plus any applicable interest earned in the deferred fee accounts at the present time.

In December 2004, the Company established a deferred compensation plan providing for death and retirement benefits for certain officers.  The balance of deferred compensation included in other liabilities amounted to $265,593 and $187,437 at December 31, 2008 and 2007.  Expense recognized for deferred compensation amounted to $78,156 and $62,772 for the years ended December 31, 2008 and 2007.

The estimated amounts to be paid under these compensation plans are being offset by the earnings of life insurance policies on the participants.  The balance of policy surrender values included in other assets amounted to $6,127,408 and $5,811,938 at December 31, 2008 and 2007, respectively.  During 2007, the Bank purchased approximately $3,200,000 in additional life insurance on the participants.  The offset to expenses from the earnings on these policies amounted to $315,470 and $161,899 for the year ended December 31, 2008 and 2007, respectively.

NOTE 11.  INCOME TAXES (BENEFITS)

Income tax expense (benefit) consists of the following:

	Years Ended December 31,
	2008	2007

Current	$(806,014)	$1,494,270
Deferred	(796,533)	(163,892)
Income tax expense (benefit)	$(1,602,547)	$1,330,378

The Company's income tax expense (benefit) differs from the amounts computed by applying the federal income tax statutory rates to income (loss) before income taxes (benefits).  A reconciliation of the differences is as follows:

	Years Ended December 31,
	2008	2007

Income taxes (benefits) at statutory rate	$(1,280,446)	$1,339,444
Tax-free income	(82,717)	(87,359)
State tax expense	(159,052)	103,263
Other items	(80,332)	(24,970)
Income tax expense (benefit)	$(1,602,547)	$1,330,378

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11.  INCOME TAXES (BENEFITS) (Continued)

The components of deferred income taxes are as follows:

	December 31,
	2008	2007
Deferred tax assets:
Loan loss reserves	$1,782,021	$1,144,034
Reserves on foreclosures	47,313	-
Loan fees	82,962	100,306
Deferred compensation	384,132	276,556
Nonaccrual loan interest	-	15,698
Contributions	5,831	-
	2,302,259	1,536,594
Deferred tax liabilities:
Depreciation	169,641	200,509
Securities available for sale	31,156	24,488
	200,797	224,997

Net deferred tax assets	$2,101,462	$1,311,597

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12.  EARNINGS (LOSSES) PER SHARE

Presented below is a summary of the components used to calculate basic and diluted earnings (lossess) per common share.

	Years Ended December 31,
	2008	2007
Basic Earnings (losses) Per Share:
Weighted average common shares outstanding	1,041,313	989,820
Net income (loss)	$(2,163,469)	$2,609,162
Basic earnings (losses) per share	$(2.08)	$2.64

Diluted Earnings (Losses) Per Share:
Weighted average common shares outstanding	1,041,313	989,820
Net effect of the assumed exercise of stock options and warrants based on the treasury stock method using average market prices for the year	-	132,913
Total weighted average common shares and common stock equivalents outstanding	1,041,313	1,122,733
Net income (loss)	$(2,163,469)	$2,609,162
Diluted earnings (losses) per share	$(2.08)	$2.32

NOTE 13.  COMMITMENTS AND CONTINGENCIES

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

	December 31,
	2008	2007

Commitments to extend credit	$17,493,000	$36,625,000
Letters of credit	586,000	841,000
	$18,079,000	$37,466,000

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

At December 31, 2008 and 2007, the carrying amount of liabilities related to the Company's obligation to perform under financial standby letters of credit was insignificant.  The Company has not been required to perform on any financial standby letters of credit, and the Company has not incurred any losses on financial standby letters of credit for the years ended December 31, 2008 and 2007.

Contingencies

In the normal course of business, the Company is involved in various legal proceedings.  The Company is also involved in other non-recurring legal matters, the ultimate outcome of which has not been determined.  In the opinion of management, any liability resulting from such proceedings would not have a material effect on the Company's financial statements.

NOTE 14.   CONCENTRATIONS OF CREDIT

The Company originates primarily commercial, residential, and consumer loans to customers in Bartow County and surrounding counties.  The ability of the majority of the Company's customers to honor their contractual loan obligations is dependent on the economy in these areas.

Approximately 90% percent of the Company's loan portfolio is concentrated in loans secured by real estate, of which a substantial portion is secured by real estate in the Company's primary market area.  Accordingly, the ultimate collectibility of the loan portfolio is susceptible to changes in market conditions in the Company's primary market area.  The other significant concentrations of credit by type of loan are set forth in Note 4.

The Company, as a matter of policy, does not generally extend credit to any single borrower or group of related borrowers in excess of 15% of the Bank's capital and surplus as defined by the Office of the Comptroller of the Currency (the "OCC"), or approximately $4,275,000

NOTE 15.  REGULATORY MATTERS

On February 3, 2009, the Company's subsidiary bank, Unity National Bank, executed a written agreement with the Office of the Comptroller of the Currency ("OCC").  The Company and its Board of Directors have taken an active role in working with the OCC to improve the condition of the Company and the Bank. The OCC will publish a copy of the Agreement available on its website which is located at www.occ.treas.gov.  A copy of the agreement was filed under a Form 8-K in February 2009 and incorporated herein by reference.

The Agreement is based on the findings of the OCC during a 2008 on-site examination.  Since the completion of the examination, the Board of Directors has aggressively taken steps to address the findings of the exam and the Company has plans to raise new capital to improve its overall capital position and ensure sufficient capital for the Bank. The Company and the Bank are aggressively working to comply with the requirements of the Agreement.

Under the terms of the Agreement, the Company and the Bank are required, within 60 days of entering into the Agreement, to submit written plans to the regulators that address the following items: eliminating the basis of criticism of criticized assets; continuing to improve commercial real estate concentration risk management; on-going review and grading of the Bank's loan portfolio; improving the Bank's position regarding classified loans and other real estate owned; revising the Bank's allowance for loan and lease losses policy; maintaining sufficient liquidity at the Bank; and preparing a financial forecast and strategic plan for a three-year period designed to improve the condition of the Bank.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Board of Directors of the Bank is also required to appoint a Compliance Committee to submit, on a quarterly basis, a report setting forth a description of the action needed to achieve full compliance with the formal agreement, actions taken to comply, and the results and status of these actions.

The Bank will continue to conduct its banking business with customers in a normal fashion. Banking products and services and hours of business will remain the same, and the Bank's deposits will remain insured by the FDIC to the maximum limits allowed by law.

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

Quantitative measures established by regulation to ensure capital adequacy require the Company and Bank to maintain minimum amounts and ratios of Total and Tier I capital to risk-weighted assets, as defined, and of Tier I capital to average assets, as defined.  Management believes, as of December 31, 2008 and 2007, the Company and the Bank met all capital adequacy requirements to which they are subject.

As of December 31, 2008, the most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as well capitalized under the regulatory framework for prompt corrective action.  To be categorized as well capitalized, the Bank must maintain minimum Total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the following table.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15.  REGULATORY MATTERS (Continued)

The Company and Bank's actual capital amounts and ratios are presented in the following table:

			For		To Be Well Capitalized
			Capital Adequacy		Under Prompt Corrective
	Actual		Purposes		Action Provisions
December 31, 2008: (Dollars in '000s)	Amount	Ratio	Amount	Ratio	Amount	Ratio
Total Risk-Based Capital to Risk Weighted Assets:
Consolidated	$25,990	9.87%	$21,063	8.00%	N/A	N/A
Bank	$26,367	10.02%	$21,052	8.00%	$26,315	10.00%
Tier I Capital to Risk Weighted Assets:
Consolidated	$22,673	8.61%	$10,531	4.00%	N/A	N/A
Bank	$23,052	8.76%	$10,526	4.00%	$15,789	6.00%
Tier I Capital to Average Assets:
Consolidated	$22,673	7.22%	$12,558	4.00%	N/A	N/A
Bank	$23,052	7.34%	$12,562	4.00%	$15,703	5.00%

December 31, 2007: (Dollars in '000s)
Total Risk-Based Capital to Risk Weighted Assets:
Consolidated	$29,700	11.86%	$20,038	8.00%	N/A	N/A
Bank	$26,703	10.65%	$20,050	8.00%	$25,062	10.00%
Tier I Capital to Risk Weighted Assets:
Consolidated	$26,567	10.61%	$10,019	4.00%	N/A	N/A
Bank	$23,568	9.40%	$10,025	4.00%	$15,037	6.00%
Tier I Capital to Average Assets:
Consolidated	$26,567	9.07%	$11,712	4.00%	N/A	N/A
Bank	$23,568	7.73%	$9,943	4.00%	$15,245	5.00%

NOTE 16.   FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair Value Measurements

On January 1, 2008, the Company adopted Statement of Financial Accounting Standards No. 157, Fair Value Measurements ("SFAS No. 157").  SFAS No. 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements.  SFAS No. 157 applies to reported balances that are required or permitted to be measured at fair value under existing accounting pronouncements; accordingly, the standard does not require any new fair value measurements of reported balances.  On February 12, 2008, the FASB issued Staff Position 157-2 which defers the effective date of Statement 157 for certain nonfinancial assets and liabilities to fiscal years beginning after November 15, 2008. All other provisions of Statement 157 are effective for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16. FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

On October 10, 2008, the FASB issued FSP FAS 157-3, "Determining the Fair Value of a Financial Asset When the Market for that Asset Is Not Active."  This FSP clarified the application of SFAS No. 157 in a market that is not active and reiterated that the results of distressed sales or forced liquidations are not determinative when measuring fair value.  It emphasized that when determining fair value, the use of management's internal assumptions concerning future cash flows discounted at an appropriate risk-adjusted interest rate is acceptable when relevant observable market data do not exist.  In some situations, multiple inputs from a variety of sources may provide the best evidence of fair value.  The FSP also described how the use of broker quotes should be considered when assessing the relevance of observable and unobservable inputs. The impact of this statement is minimal, as this FSP provides clarification to existing guidance.

As defined in SFAS No. 157, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  In determining fair value, the Bank uses various methods including market, income and cost approaches.  Based on these approaches, the Bank often utilizes certain assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and or the risks inherent in the inputs to the valuation technique.  These inputs can be readily observable, market corroborated, or generally unobservable inputs.  The Bank utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs.  Based on the observability of the inputs used in the valuation techniques the Bank is required to provide the following information according to the fair value hierarchy.  The fair value hierarchy ranks the quality and reliability of the information used to determine fair values.  Financial assets and liabilities carried at fair value will be classified and disclosed in one of the following three categories:

Level 1

Quoted prices in active markets for identical assets or liabilities. Level 1 assets and liabilities include debt and equity securities that are traded in an active exchange market, as well as certain U.S. Treasury and U.S. Government-sponsored enterprise debt securities that are highly liquid and are actively traded in over-the-counter markets.

Level 2

Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Level 2 assets and liabilities include debt securities with quoted prices that are traded less frequently than exchange-traded instruments and derivative contracts whose value is determined using a pricing model with inputs that are observable in the market or can be derived principally from or corroborated by observable market data.

Level 3

Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

NOTE 16. FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

Assets Measured at Fair Value on a Recurring Basis

Following is a description of the valuation methodologies used for instruments measured at fair value on a recurring basis and recognized in the accompanying balance sheet, as well as the general classification of such instruments pursuant to the valuation hierarchy.

Available for Sale Securities

Where quoted market prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy. Level 1 securities would include highly liquid government bonds, mortgage products and exchange traded equities. If quoted market prices are not available, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics or discounted cash flows. Level 2 securities include U.S. agency securities, mortgage-backed agency securities, obligations of states and political subdivisions and certain corporate, asset backed and other securities. In certain cases where Level 1 or Level 2 inputs are not available, securities are classified within Level 3 of the hierarchy.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16. FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

The following table presents financial assets measured at fair value on a recurring basis:

Fair Value Measurements at December 31, 2008 Using
		Quoted Prices	Significant
	Assets/Liabilities	In Active	Other	Significant
	Measured at	Markets for	Observable	Unobservable
	Fair Value	Identical Assets	Inputs	Inputs
	December 31, 2008	(Level 1)	(Level 2)	(Level 3)

Available for sale securities	$18,265,634	$-	$18,265,634	$-

Following is a description of the valuation methodologies used for instruments measured at fair value on a non-recurring basis and recognized in the accompanying balance sheet, as well as the general classification of such instruments pursuant to the valuation hierarchy.

Impaired Loans

Loan impairment is reported when full payment under the loan terms is not expected. Impaired loans are carried at the present value of estimated future cash flows using the loan's existing rate, or the fair value of collateral if the loan is collateral dependent. A portion of the allowance for loan losses is allocated to impaired loans if the value of such loans is deemed to be less than the unpaid balance. If these allocations cause the allowance for loan losses to require increase, such increase is reported as a component of the provision for loan losses. Loan losses are charged against the allowance when Management believes the uncollectibility of a loan is confirmed.  During 2008, certain impaired loans were partially charged-off or re-evaluated for impairment resulting in a remaining balance for these loans, net of specific allowances, of $23,994,177 as of December 31, 2008.  When the fair value of the collateral is based on an observable market price or a current appraised value, the Company records the loan impairment as nonrecurring Level 2. When an appraised value is not available or management determines the fair value of the collateral is further impaired below the appraised value and there is no observable market price, the Company records the loan impairment as nonrecurring Level 3.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16. FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

Foreclosed Assets

Foreclosed assets are adjusted to fair value upon transfer of the loans to foreclosed assets. Subsequently, foreclosed assets are carried at the lower of carrying value or fair value. Fair value is based upon independent market prices, appraised values of the collateral or management's estimation of the value of the collateral. When the fair value of the collateral is based on an observable market price or a current appraised value, the Company records the foreclosed assets as nonrecurring Level 2. When an appraised value is not available or management determines the fair value of the collateral is further impaired below the appraised value and there is no observable market price, the Company records the foreclosed asset as nonrecurring Level 3.

The following table presents the assets and liabilities carried on the balance sheet by caption and by level within the FAS No. 157 valuation hierarchy (as described above) as of December 31, 2008, for which a nonrecurring change in fair value has been recorded during the year ended December 31, 2008.

	Carrying value at December 31, 2008				Year ended December 31, 2008
(In Thousands)	Total	Level 1	Level 2	Level 3	Total gains (losses)

Impaired loans	$23,994,177	$-	$-	$23,994,177	$(5,655,849)
Foreclosed assets	$9,136,196	$-	$-	$9,136,196	(775,939)
					$(6,431,788)

Fair Value Option

In February, 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities, including an amendment of FASB Statement No. 115.  SFAS No. 159 allows companies to report selected financial assets and liabilities at fair value. The changes in fair value are recognized in earnings and the assets and liabilities measured under this methodology are required to be displayed separately on the balance sheet. While SFAS No. 159 became effective for the Company beginning January 1, 2008, the Company has not elected the fair value option that is offered by this statement.

Fair Value Disclosures

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16.   FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

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

The carrying amounts and estimated fair values of the Company's financial instruments were as follows:

	December 31, 2008		December 31, 2007
	Carrying	Fair	Carrying	Fair
	Value	Value	Value	Value
	(Dollars in Thousands)
Financial assets:
Cash, due from banks, interest-bearing deposits in banks, and federal funds sold	$16,275	$16,275	$10,366	$10,366
Securities available for sale	18,266	18,266	26,670	26,670
Restricted equity securities	2,882	2,882	2,138	2,138
Loans, net	244,248	243,154	239,749	242,031
Bank owned life insurance	6,127	6,127	5,812	5,812
Accrued interest receivable	1,490	1,490	2,010	2,010

Financial liabilities:
Deposits	249,083	255,235	254,384	255,738
Borrowings	38,900	41,498	22,250	19,618
Guaranteed subordinated debentures	3,093	3,093	3,093	3,093
Accrued interest payable	502	502	510	510

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17.  SUPPLEMENTAL FINANCIAL DATA

Components of other operating expenses in excess of 1% of total revenue are as follows:

	Years Ended December 31,
	2008	2007

Data Processing	$768,068	$669,136
Marketing	234,393	302,652
Expenses related to foreclosed properties and repossessed assets.	$273,326	$16,034

NOTE 18.  PARENT COMPANY FINANCIAL INFORMATION

The following information presents the condensed balance sheets, statements of operations and cash flows of Unity Holdings, Inc. as of and for the years ended December 31, 2008 and 2007:

CONDENSED BALANCE SHEETS

	2008	2007
Assets
Cash	$920,692	$90,435
Investment in subsidiary	23,787,978	23,615,300
Restricted equity securities, at cost	93,000	93,000
Other assets	97,092	110,503
Total assets	$24,898,762	$23,909,238

Liabilities, Redeemable Common Stock and Stockholders' Equity
Miscellaneous liabilities	$20,552	$10,093
Redeemable common stock held by KSOP	551,512	662,490
Other borrowings	1,500,000	-
Subordinated debentures	3,093,000	3,093,000
Stockholders' equity	19,733,698	20,143,655
Total redeemable common stock and stockholders' equity	$24,898,762	$23,909,238

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18.  PARENT COMPANY FINANCIAL INFORMATION (Continued)

CONDENSED STATEMENTS OF OPERATIONS

	2008	2007
Income
Dividends from subsidiary	$500,000	$300,000
Interest income on investments	5,959	7,890
Total Income	505,959	307,890

Expenses
Interest expense on bank notes	36,892	3,229
Interest expense on subordinated debentures	193,800	263,364
Noninterest expense	32,562	37,007
Total Expenses	263,254	303,600

Income before income tax benefits and equity in undistributed income (loss) of subsidiary	242,705	4,290
Income tax benefits	(97,092)	(94,517)
Income before equity in undistributed income (loss) of subsidiary	339,797	98,807
Equity in undistributed income (loss) of subsidiary	(2,503,266)	2,510,355
Net income (loss)	$(2,163,469)	$2,609,162

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18.  PARENT COMPANY FINANCIAL INFORMATION (Continued)

CONDENSED STATEMENTS OF CASH FLOWS

	2008	2007
OPERATING ACTIVITIES
Net income (loss)	$(2,163,469)	$2,609,162
Adjustments to reconcile net income (loss) to net cash
provided by operating activities:
Equity in undistributed (income) loss of subsidiary	2,503,266	(2,510,355)
Net other operating activities	5,865	27,510
Net cash provided by operating activities	345,662	126,317

INVESTING ACTIVITIES
Investment in subsidiary	(2,650,000)	(1,296,500)
Net cash used in investing activities	(2,650,000)	(1,296,500)

FINANCING ACTIVITIES
Proceeds from other borrowings	2,000,000	250,000
Repayments of other borrowings	(500,000)	(250,000)
Purchase of common stock	-	(74,189)
Proceeds from exercise of stock options and warrants	1,634,595	-
Net cash provided by (used in) financing activities	3,134,595	(74,189)

Net increase (decrease) in cash	830,257	(1,244,372)
Cash at beginning of year	90,435	1,334,807
Cash at end of year	$920,692	$90,435